IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO

Civil Action No. 16-cv-00230-CMA-MJW

JOAN OBESLO,
STEVE MIGOTTI
VALERIE MIGOTTI
JAMES DIMAGGIO,
ANNE HALL,
CAROL A. REYNON-LONGORIA,
CYNTHIA BERNAL,
TINA GORRELL-DEYERLE,
On behalf of GREAT-WEST FUNDS, INC.,

Plaintiffs,

v.

GREAT-WEST CAPITAL MANAGEMENT, LLC,

Defendant.

Civil Action No. 16-01215-CMA-CBS (consolidated case)

DUPLASS, ZWAIN, BOUREOUS, PFISTER & WEINSTOCK APLC 401(K) PLAN,

Plaintiff,

v.

GREAT-WEST CAPITAL MANAGEMENT, LLC,

Defendant.

SECOND AMENDED COMPLAINT
Obeslo v. Great-West Capital Management LLC., No. 16-230

JURY TRIAL DEMANDED

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1. Plaintiffs bring this action on behalf of and for the benefit of themselves and all

other shareholders of Great-West Funds, Inc. to recover the excessive and unlawful investment advisory fees paid in violation of §36(b) of the Investment Company Act, 15 U.S.C. §80a-35(b), as well as lost profits and other actual damages caused to shareholders of each series of shares issued by Great-West Funds, Inc.

2. Great-West Funds, Inc. is a registered, open-end management investment company under §3 and §4 of the Investment Company Act, 15 U.S.C. §80a-3 and §80a-4. Great-West Funds, Inc. has issued over 63 series of shares, each series of which it describes as a "Fund".

3. Section 36(b) of the Investment Company Act imposes a "fiduciary duty [on investment advisers] with respect to the receipt of compensation for services." 15 U.S.C. §80a-35(b).

4. Great-West Capital Management, LLC ("Defendant") hires sub-advisers that actually do the work of investment management for the Funds, yet Defendant itself keeps the vast majority of the fees for doing minimal, if any, work. Thus, Defendant collects excessive and unreasonable fees at the expense of all shareholders. Defendant's fees are vastly disproportionate to the services it actually renders to the Funds. Further, Defendant has not appropriately shared the economies of scale or collateral benefits with the Funds. Additionally, the mark-up retained by Defendant is greatly disproportionate to the low-quality of the investment management services provided and the poor investment performance experienced by the Funds under Defendant's management. Defendant also enjoys additional lucrative fall-out benefits by hiring its own affiliates to perform administrative and recordkeeping services that could be obtained far less-expensively from unaffiliated vendors.

5. Although the Great-West Funds, Inc. Board of Directors that oversees the Funds, is ostensibly supposed to act as an "independent watchdog[]" to ensure that Defendant does not charge the Funds excessive fees (*Jones v. Harris Assoc. L.P.*, 559 U.S. 335, 348 (2010)), the Directors themselves lacked the knowledge and experience necessary to actually fulfill this duty and the inclination to actually do so. The so-called "disinterested" Directors lacked basic understanding of profitability concepts, the relationship between the company they were Directors of and Defendant, and even the fees being charged to shareholders of Great-West Funds.

6. For example, even though shareholders were charged $7.3 million in 12b-1 fees in 2015, former Great-West Funds, Inc. Director Lynne testified under oath in her October 19, 2016 deposition that she does not even know what 12b-1 fees are. Lynne further testified that she believed (wrongly) that Great-West Funds shareholders were investors in *Defendant*, rather than the Funds themselves. The testimony of Gail Klapper, another Director, revealed that the Board never sought to lower fees for the shareholders despite having ample opportunity. For example, according to Klapper's sworn testimony in her October 18, 2016 deposition, the Board "didn't specifically ask Great-West Capital Management to reduce its fees." Nor did the Board "specifically ask [Defendant] to provide breakpoints," even though breakpoints are commonly provided in the industry by investment advisors. Even when Defendant switched sub-advisers for certain Funds in order to reduce its own operating costs, the Board did not request that Defendant reduce its own fees it charged shareholders so the shareholders would share in the savings. As Klapper later explained, asking Defendant to reduce its fees so that

shareholders could share in Defendant's cost savings "really wasn't in [the Board's] thought process." Klapper also testified that, even though she had served on the Board for 9 years, the question of what a fair profit margin for Defendant would be had "never been a consideration that [she's] addressed."

7. The Board also allowed Defendant to add individuals to the Board of Directors who had an interest in Defendant and its affiliates without any review, vetting, or approval by the Board. Great-West Funds, Inc. Director Stephen McConahey testified in his November 1, 2016 deposition that Defendant made the decision to add a new interested Director at a time that the Board was still looking for a replacement for former disinterested Director Lynne.

8. In sum, the sworn testimony of Lynne, Klapper, and McConahey shows that the Board completely abdicated its duty to the Funds' shareholders: it did not even attempt to negotiate Defendant's fees in an arm's-length transaction, allowed Defendant to set excessively high fees for the Funds, approved Defendant's request to increase its own fees while passing no cost savings on to shareholders, and declined to ever even ask Defendant to lower its fees or share the benefits of breakpoints with shareholders. In other words, there was no "arm's-length transaction" or negotiation between the Board and Defendant. Defendant charged the Funds unreasonable investment advisory fees that were so disproportionately large that they bear no reasonable relationship to the services it actually rendered and could not have been the product of arm's-length bargaining, causing Great-West shareholders to sustain millions of dollars in damages due to these excessive fees.

Great-West Funds, Inc.

9. Great-West Funds, Inc. is a Maryland corporation with its principal place of business in Colorado. Great-West Funds, Inc. was incorporated in 1981 and commenced business as an investment company in 1982. Until September 24, 2012, Great-West Funds, Inc. was known as Maxim Series Fund, Inc.

10. Great-West Funds, Inc. is a registered, open-end management investment company under §3 and §4 of the Investment Company Act, 15 U.S.C. §80a-3 and §80a-4.

11. Shares of the Funds are made available only through insurance company separate accounts to fund variable annuity contracts and variable life insurance policies issued by subsidiaries of Great-West Life & Annuity Insurance Company ("GWL&A"), custodians or trustees of individual retirement accounts, qualified retirement plans, and college savings programs. They are not sold directly to the public.

12. Great-West Funds, Inc. is nominally governed by a Board of Directors, which oversees all Funds. Currently, the Board of Directors consists of Gail H. Klapper, Stephen G. McConahey, and David Musto. Musto is an interested director because he is a Manager of Defendant and GWL&A's Executive Vice President of Retirement Services. Klapper is an attorney at the Klapper Law Firm in Denver, Colorado. Before joining the Great-West Funds, Inc. Board, Klapper was a director and incorporator of Orchard Trust Company. Orchard Trust Company was converted to a limited liability corporation in 2004. Klapper was one of the organizers of the LLC. In 2012, Orchard Trust Company, LLC was renamed Great-West Trust Company, LLC. It is an affiliate of

Defendant and GWL&A. McConahey is based in Colorado and is involved in securities at SGM LLC, Iron Gate Capital, and others. Until May 2016, Donna L. Lynne was also a member of the Board of Directors. She is formerly an executive vice president and group president at Kaiser Foundation Hospitals in Denver, Colorado. Until April 2016, the Board also included Robert Shaw, Defendant's Chairman, President, and Chief Executive Officer and GWL&A's Executive Vice President for Individual Markets.

13. Until after Plaintiffs filed their lawsuit, the disinterested directors had consistently elected an executive officer of Defendant and GWL&A to be the Chairman of the Board.

14. In 2014, the annual compensation for Klapper and McConahey was $97,500. Lynne was compensated $86,125, as she did not join the Board until March 3, 2014. In 2015, Klapper received $101,250 for serving on the Board; McConahey and Lynne each received $97,500.

15. As of November 23, 2016, none of the Directors owned beneficially any share of the Funds. Thus, no Director has a financial stake in his or her decisions regarding the Funds.

Plaintiffs

16. Plaintiff Joan Obeslo resides in Littleton, Colorado. She is a former life claims examiner at Great-West Life & Annuity Insurance Company, and is currently retired. She has been a shareholder of Great-West Funds, Inc. throughout the relevant time period. She has invested and continues to invest in the Great-West S&P 500® Index Fund, Great-West S&P Small-Cap 600® Index Fund, Great-West Bond Index Fund, Great-West Ariel Mid Cap Value Fund, Great-West Money Market Fund, and Great-

West T. Rowe Price MidCap Growth Fund. Within the statutory period she also invested in the Great-West MFS International Value Fund. These investments are held in a traditional IRA administered by Empower Retirement.

17. Plaintiff Steve Migotti resides in Monterey County, California, and is a heavy equipment operator. He has been a shareholder of Great-West Funds, Inc. throughout the relevant time period. He has invested and continues to invest in the Great-West Ariel Mid Cap Value Fund, Great-West Bond Index Fund, Great-West Money Market Fund, the Great-West S&P 500$^®$ Index Fund, Great-West S&P Small Cap 600$^®$ Index Fund, and Great-West T. Rowe Price MidCap Growth Fund. Within the statutory period he also invested in the Great-West MFS International Value Fund. These investments are held in a traditional IRA administered by Empower Retirement. As a resident of California, he has no interest in Defendant's or Defendant's affiliates' standing as corporate citizens in the state of Colorado.

18. Plaintiff Valerie Migotti resides in Monterey County, California. She is a former code enforcement officer for Monterey County, and is currently retired. She has been a shareholder of Great-West Funds, Inc. throughout the relevant time period. She has invested and continues to invest in the Great-West Bond Index Fund, Great-West S&P 500$^®$ Index Fund, and Great-West Money Market Fund. Within the statutory period she also invested in the Great-West S&P Small Cap 600$^®$ Index Fund, Great-West MFS Intl Value Fund, and Great-West Ariel Mid Cap Value Fund. These investments are held in a traditional IRA administered by Empower Retirement. As a resident of California, she

has no interest in Defendant's or Defendants' affiliates' standing as corporate citizens in the state of Colorado.

19. Plaintiff James DiMaggio resides in Marina, CA. He is a former geographic information systems analyst for Monterey County, and is currently retired. He has been a shareholder of Great-West Funds, Inc. throughout the relevant time period as a participant in the Monterey County Deferred Comp Plan administered by Empower Retirement. He has invested and continues to invest in the Great-West Lifetime 2015 Fund. As a resident of California, he has no interest in Defendant's or Defendant's affiliates' standing as corporate citizens in the state of Colorado.

20. Plaintiff Anne Hall resides in Pacific Grove, California, and is a court reporter for the Superior Court of Monterey County. She has been a shareholder of Great-West Funds, Inc. throughout the relevant time period. She has invested and continues to invest in the Great-West MFS International Growth Fund, Great-West SecureFoundation® 2015 Fund, Great-West SecureFoundation® 2020 Fund, Great-West T. Rowe Price Equity Income Fund, Great-West Bond Index Fund, Great-West Templeton Global Bond Fund, Great-West MFS Intl Value Fund, Great-West Real Estate Index Fund, Great-West Ariel Mid Cap Value Fund, Great-West T. Rowe Price Midcap Growth Fund, Great-West Stock Index Fund, Great-West Guaranteed Government Fund, Great-West Portfolio Fund, and Great-West US Govt Mortgage Securities Fund. Within the statutory period she also invested in the Great-West Federated Bond Fund, Great-West S&P Small Cap 600® Index Fund, and Great-West Loomis Sayles Bond Fund. These investments are held in her account in the Superior

Court of California, Monterey County Deferred Compensation Plan, a retirement plan administered by Empower Retirement. As a resident of California, she has no interest in Defendant's or Defendants' affiliates' standing as corporate citizens in the state of Colorado.

21. Plaintiff Carol Reynon-Longoria resides in Soledad, California, and is an accountant for Monterey County. She has been a shareholder of Great-West Funds, Inc. throughout the relevant time period. She has invested and continues to invest in the Great-West Moderate Profile Fund, and Great-West Conservative Profile Fund as a participant in the Monterey County Deferred Comp Plan administered by Empower Retirement. As a resident of California, she has no interest in Defendant's or Defendants' affiliates' standing as corporate citizens in the state of Colorado.

22. Plaintiff Cynthia Bernal resides in Salinas, California. She has been a shareholder of Great-West Funds, Inc. throughout the relevant time period. She has invested and continues to invest in the Great-West Moderate Profile Fund as a participant in the Monterey County Deferred Comp Plan administered by Empower Retirement. As a resident of California, she has no interest in Defendant's or Defendants' affiliates' standing as corporate citizens in the state of Colorado.

23. Plaintiff Tina Gorrell-Deyerle resides in Pacific Grove, California. She has been a shareholder of Great-West Funds, Inc. throughout the relevant time period. She has invested and continues to invest in the Great-West MFS International Value Fund, Great-West Real Estate Index Fund, Great-West T. Rowe Price Mid Cap Growth Fund, Great-West Ariel Mid Cap Value Fund, Great-West Stock Index Fund, Great-West Bond

Index Fund, Great-West Guaranteed Government Fund, Great-West Portfolio Fund, Great-West T.Rowe Price Equity Index Fund, and Great-West US Govt Mortgage Securities Fund. Within the statutory period she also invested in the Great-West SecureFoundation® 2015 Fund, Great-West SecureFoundation® 2020 Fund, Great-West Templeton Global Fund, Great-West MFS International Growth Fund, and Great-West Federated Bond Fund. These investments are held in her account in the Superior Court of California, Monterey County Deferred Compensation Plan, a retirement plan administered by Empower Retirement. As a resident of California, she has no interest in Defendant's or Defendants' affiliates' standing as corporate citizens in the state of Colorado.

24. Empower Retirement is a wholly owned subsidiary of GWL&A, who also is the parent company of Defendant. Empower Retirement presents itself as acting on behalf of individual investors when, in reality, it is a front for selling Great-West investments. Great-West Funds are not sold directly in the public market. Instead, they are sold only insurance company separate accounts, IRAs, retirement plans, and college savings programs administered by GWL&A affiliates such as Empower Retirement.

Great-West Capital Management, LLC

25. Defendant is a limited liability company organized under the laws of Colorado. It maintains its principal place of business in Colorado at the same address as Great-West Funds, Inc. Defendant is wholly owned by GWL&A, which is wholly owned by GWL&A Financial Inc., which is wholly owned by Great-West Lifeco U.S. Inc., which is wholly owned by Great-West Lifeco Inc., a Canadian holding company publicly traded

on the Toronto Stock Exchange (GWO). Thus, the profits of Defendant, GWL&A, and all other sister subsidiary corporations ultimately flow to Great-West Lifeco Inc. Putnam Investments LLC is a wholly owned subsidiary of Great-West Lifeco Inc. Putnam Investment Management LLC, one of the sub-advisers hired by Defendant, is a subsidiary of Putnam Investments LLC, and thus is an affiliate of Defendant.

26. Defendant was formerly Maxim Capital Management, LLC, doing business as GW Capital Management, Inc.

27. Defendant is a registered investment adviser under the Investment Advisers Act. Defendant is the investment adviser of all the Funds under the terms of a single Investment Advisory Agreement dated May 1, 2015.

28. Of the $30 billion in assets that Defendant manages, over three-quarters are in Great-West Funds.

29. Defendant receives a fee from each Fund that is calculated as a percentage of the daily assets in the Fund. Under Investment Company Act §36(b), Defendant owes a fiduciary duty to the Funds with respect to the fees it receives from each such Fund. Defendant has breached that fiduciary duty by receiving investment advisory fees from each of the Funds that are so disproportionately large that they bear no reasonable relationship to the value of the services provided by Defendant and could not have been the product of arm's-length bargaining.

Great-West Capital Management's Investment Advisory Agreement

30. All Funds are managed under the terms of a single Investment Advisory Agreement between Defendant and Great-West Funds, Inc. The current Investment

Advisory Agreement is dated May 1, 2015; on April 15, 2016, the Board voted to extend

its terms through April 30, 2017.

31. Under the terms of the Investment Advisory Agreement, Defendant contracted to

perform the following services for all Funds:

(a) perform research and obtain and evaluate pertinent economic, statistical, and

financial data relevant to the investment policies of the Funds;

(b) consult with the Board of Directors and furnish to the Board of Directors

recommendations with respect to an overall investment plan for approval,

modification, or rejection by the Board of Directors;

(c) seek out, present, and recommend specific investment opportunities,

consistent with any overall investment plan approved by the Board of Directors;

(d) take such steps as are necessary to implement any overall investment plan

approved by the Board of Directors, including making and carrying out decisions to

acquire or dispose of permissible investments, management of investments and any

other property of the Funds, and providing or obtaining such services as may be

necessary in managing, acquiring, or disposing of investments;

(e) regularly report to the Board of Directors with respect to the implementation of

any approved overall investment plan and any other activities in connection with

management of the assets of the Funds;

(f) maintain all required accounts, records, memoranda, instructions, or

authorizations relating to the acquisition or disposition of investments for the Funds;

and

(g) determine the net asset value of the Funds as required by applicable law.

32. Prior to May 1, 2015, Defendant's duties under the Investment Advisory Agreement included providing administrative and recordkeeping services for the Funds. Defendant in turn hired GWL&A under an Administrative Services Agreement purportedly to provide administrative services to the Funds for a fee of 35 basis points (bps, 0.35%) of Fund assets. On May 1, 2015, Defendant caused Great-West Funds, Inc. to enter into a separate Administrative Services Agreement with GWL&A to provide for all Initial Class and L Class shares of the Funds these purported administrative services at a cost of 35 bps of Fund assets

33. Although Defendant passed on profits to GWL&A in the form of an asset-based fee purportedly for recordkeeping services, and then caused the Funds to pay those fees directly, the Funds were already receiving those services from their transfer agent (DST Systems, Inc.), which does not charge an asset-based fee for its services and is paid far less than what Defendant and then the Funds paid.

34. For the limited services it provides to the Funds, Defendant receives an asset-based fee calculated as a percentage of the daily asset value of the Funds computed daily at annual rates of 10 bps to 105 bps as shown below, which includes the 2015 assets for each Fund. Before May 1, 2015, the fee for each Fund was 35 bps higher, which reflected the 35 bps fee for administrative and recordkeeping services that Defendant passed through to its affiliate, GWL&A.

Fee	Fund	Assets
105	Great-West Invesco Small Cap Value Fund	$ 68M
95	Great-West Templeton Global Bond Fund	$ 371M
90	Great-West Goldman Sachs Mid Cap Value Fund	$ 545M
85	Great-West MFS International Growth Fund	$ 307M
75	Great-West Small Cap Growth Fund	$ 12M
	Great-West Putnam High Yield Bond Fund	$ 300M
	Great-West Putnam Equity Income Fund	$ 535M
65	Great-West T. Rowe Price Mid Cap Growth Fund	$ 994M
	Great-West MFS International Value Fund	$ 887M
	Great-West American Century Growth Fund	$ 458M
60	Great-West Loomis Sayles Small Cap Value Fund	$ 209M
	Great-West Ariel Mid Cap Value Fund	$ 237M
55	Great-West Loomis Sayles Bond Fund	$ 720M
45	Great-West T. Rowe Price Equity Income Fund	$ 796M
35	Great-West Real Estate Index Fund	$ 324M
	Great-West Federated Bond Fund	$ 414M
	Great-West International Index Fund	$ 707M
25	Great-West U.S. Government Mortgage Securities Fund	$ 298M
	Great-West Stock Index Fund	$ 290M
	Great-West Short Duration Bond Fund	$ 174M
	Great-West S&P Small Cap 600® Index Fund	$ 701M
	Great-West S&P Mid Cap 400® Index Fund	$ 612M
	Great-West S&P 500® Index Fund	$2,274M
	all Great-West Profile I Funds	$ 610M
16	Great-West SecureFoundation® Balanced ETF Fund	$ 55M
12	all Great-West SecureFoundation® Lifetime Funds	$ 53M
	all Great-West Lifetime Funds	$5,864M
10	Great-West SecureFoundation® Balanced Fund	$ 260M
	all Great-West Profile II Funds	$2,109M

35. Contrary to basic, well-established investment management practice and the

investment management market, the Investment Advisory Agreement provides no

breakpoints by which this asset-based fee decreases at certain asset levels, except for

the Great-West Multi-Manager Large Cap Growth Fund, from which Defendant receives

14

a fee of 65 bps of $1 billion in asset value and 60 bps in asset value above $1 billion. That Fund, however, has less than $1 billion in assets.

36. Breakpoints for investment advisory fees beginning at $100 million are common among investment companies and advisers. The Great-West Funds, Inc. Board of Directors, however, has never asked Defendant to implement breakpoints for the investment advisory fees it charges, contrary to well-established industry practice. Only after this lawsuit was filed did Defendant finally propose implementing breakpoints on some of the Funds—and the lowest breakpoints for those Funds are set not at $100 million, but rather at $1 billion. Defendant's proposal apparently was approved on November 18, 2016, but will not go into effect until May 1, 2017.

37. Rather than actually managing the assets in each Fund, Defendant hires sub-advisers to manage the assets of nearly all the Funds and pays the sub-adviser only a fraction of its own fee.

38. Most of the sub-advisers, whom Defendant pays from its fee, do offer declining rate fee schedules based on size of assets, which is common in the market. As a result, when assets in the Funds increases, Defendant does not just receive the same percentage fee, but actually keeps a far higher percentage fee because Defendant pays the sub-adviser less and less as assets increase. Shockingly, the Great-West Funds, Inc. Board of Directors has never asked Defendant to implement breakpoints for the investment advisory fees it charges. As Klapper admitted in a deposition under oath on October 18, 2016, the Board "didn't specifically ask [Defendant] to provide breakpoints." In fact, only after this lawsuit was filed did Defendant, for the first time ever since the

Funds' inception, only offer to implement breakpoints so that shareholders could share in the cost savings it had enjoyed for years.

39. The result of Defendant's failure to offer breakpoints, and the Board of Directors' failure to demand them, is that Defendant's fees became increasingly excessive as assets increased—the opposite result from both logical evaluations of the services provided and from what is seen when investment management fees are bargained for at arm's-length. As the amount of Great-West Funds, Inc.'s assets under Defendant's management increased, due to increased contributions as much as investment performance, Defendant's—and GWL&A's—reported profitability ratio (the percentage of revenue representing profits) increased, ultimately ████████████ and, when combined with GWL&A, reached over ████:

Year	Funds Ave. Assets Under Defendant's Management	Defendant's Reported Profitability	Defendant's + GWL&A's Reported Profitability
2012	$14.374B	██████	██████
2013	$19.064B	██████	██████
2014	$22.678B	██████	██████
2015	$24.296B	██████	██████

After Plaintiffs filed their lawsuit, Defendant claimed to have discovered an "error" that resulted in allegedly overreporting the profit margin of Defendant and GWL&A and now claims that the 2015 margins were ████████████████ respectively.

40. Defendant has taken large profits from the Funds, including more than ████ ██████ each in 2015 and 2014 (after preceding years of profit ranging from ████████ ██████████), and also has passed on large profits to GWL&A via the Administrative Services Agreement, including more than ██████████ in 2015 and more than ██████████

in 2014 (after preceding years of profit ranging from ███████████████████).After

Plaintiffs filed their lawsuit, Defendant claimed to have overstated its 2015 profits and

now claims it made only ████████ . Nonetheless, Defendant's profits have increased

by ████████ since 2010.

Jurisdiction and Venue

41. This Court has jurisdiction of the claims under 15 U.S.C. §§80a-35(b)(5), 80a-43,

and 28 U.S.C. §1331.

42. Venue is proper in this judicial district under 15 U.S.C. §80a-42 and 28 U.S.C.

§1391 because Defendant is an inhabitant of this district, maintains an office in this

district, and/or transaction business in this district, and because certain of the acts and

transactions giving rise to Plaintiff's claims occurred in this district.

Great-West Asset Allocation Funds

43. Great-West issues various "asset allocation" Funds, which invest all or virtually

all of their assets in other Great-West Funds. Defendant is thus the manager of the

asset allocation Funds and the manager of virtually all of the Funds in which it invests.

The Board of Directors is also identical among these Funds.

44. Defendant receives multiple layers of fees from the asset allocation Funds,

despite Defendant doing little other than invest the asset allocation Funds in its other

Funds. Thus, it charges fees on top of fees for choosing itself, a direct conflict of

interest.

45. These asset allocation Funds come in 3 families, the Lifetime Funds, the

SecureFoundation® Lifetime Funds, and the Profile Funds.

46. The Lifetime Funds are target date retirement mutual funds that invest in other mutual funds and are putatively tailored for investors planning to retire in or near a specified year and to withdraw amounts from the Fund gradually after the specified year. Great-West issues Lifetime Funds for the specified retirement years of 2015, 2025, 2035, 2045, and 2055 in 3 types of allocation strategies (I–conservative, II–moderate, III–aggressive) and in 3 share classes (T, T1, and L). On February 9, 2016 the Great-West Funds, Inc. Board of Directors approved the merger of all "II-moderate" Lifetime Funds into their date-counterpart "III-aggressive" Funds and adding to the name of the I Funds the term "Conservative."

47. As with other target date funds, each of the Lifetime Funds has a specified mix of allocations to different investment categories on a "glide path" that generally increases allocation to fixed income and other conservative investments as the Fund approaches its specified year.

48. Defendant is the investment adviser for all Lifetime Funds and takes a fee of 12 bps of Fund assets for selecting the funds in which each Lifetime Fund invests. Conversely, other comparable investment advisors, including Fidelity, JP Morgan, and American Funds, charge no additional management fees on their target date funds.

49. For the past 5 years alone, Defendant has consistently invested most of the assets of the Lifetime Funds (68%–83%) in other Great-West Funds for which Defendant also is the investment adviser. Thus, Defendant is charging a fee of 12 bps— a fee its peer firms do not charge—for the service of *selecting itself* to manage the underlying investments of the Lifetime Funds, while also receiving another layer of fees

in each of its underlying funds which it selects. The top 15 mutual funds by percentage

of Lifetime Fund assets over the past 5 years have consistently been other Great-West

Funds managed by Defendant.

50. All of the Lifetime Funds have consistently invested in the same group of Great-

West Funds of which Defendant is the adviser, namely:

Great-West S&P 500® Index Fund
Great-West Bond Index Fund
Great-West International Index Fund
Great-West Goldman Sachs Mid Cap Value Fund
Great-West T. Rowe Price Equity Income Fund
Great-West Putnam Equity Income Fund
Great-West Federated Bond Fund
Great-West MFS International Value Fund
Great-West S&P Mid Cap 400® Index Fund
Great-West Loomis Sayles Bond Fund
Great-West Putnam High Yield Bond Fund
Great-West American Century Growth Fund
Great-West Multi-Manager Large Cap Growth Fund
Great-West Templeton Global Bond Fund
Great-West Real Estate Index Fund
Great-West S&P Small Cap 600® Index Fund
Great-West MFS International Growth Fund
Great-West T. Rowe Price Mid Cap Growth Fund
Great-West Loomis Sayles Small Cap Value Fund
Great-West Short Duration Bond Fund
Great-West Ariel Mid Cap Value Fund

In March 2016, the Great-West American Century Growth Fund was merged into the

Great-West Multi-Manager Large Cap Growth Fund. The Lifetime Funds also invest

millions of dollars in an investment contract issued by GWL&A.

51. In addition to the 12 bps management fee, the Lifetime Funds also pay a 35 bps

administrative services fee (except for the Institutional Share Class) to GWL&A (now

directly and previously through Defendant). In addition to that, the Funds in which

Defendant invests Lifetime Fund assets have a third layer of fees which range from 40 to 51 bps.

52. As with the Lifetime Funds, the SecureFoundation® Lifetime Funds, provide an asset allocation strategy designed to meet certain investment goals based on an investor's investment horizon for the retirement years of 2015, 2020, 2025, 2030, 2035, 2040, 2045, 2050, and 2055. Here too, each fund is a fund-of-funds—with fees on fees—that pursues its investment objective by investing in other mutual funds and in a fixed interest contract issued and guaranteed by GWL&A.

53. The SecureFoundation® Funds come in 4 share classes: Institutional Class, and classes G, G1 and L. The fees at issue here are the same for all classes.

54. As with the Lifetime Funds, Defendant takes a fee in all classes of the SecureFoundation® Lifetime Funds of 12 bps of Fund assets, except that the Great-West SecureFoundation® Balanced Fund management fee is 10 bps. Comparable funds, however, including those offered by Fidelity and MassMutual, include no additional investment advisory fees. In addition, the underlying Fund fees, which are identical among the share classes, range from 21 to 26 bps across the different target dates offered. In addition, the SecureFoundation® Lifetime Funds also pay a 35 bps administrative services fee (except for the Institutional Share Class) to GWL&A (now directly and previously through Defendant). Any Empower Retirement plan participant or IRA owner who invests in a SecureFoundation® Lifetime Fund must also separately purchase from GWL&A a Guaranteed Lifetime Withdrawal Benefit through a fixed deferred annuity contract which deducts a monthly percentage from the shareholder's

investment (currently 90 bps, but which can be as high as 150 bps) for a guaranteed

lifetime payment that is of very limited (if any) value and provides more profits to

GWL&A.

55. As with the target date funds, Defendant consistently invests the vast majority of

SecureFoundation® Funds assets—*over 90%* and up to 98%—in other Funds managed

by Defendant and an investment contract issued by GWL&A. Again, Defendant is

charging shareholders for selecting itself. All of the SecureFoundation® Lifetime Funds

have consistently invested in the same group of Great-West Funds of which Defendant

is the adviser and a GWL&A investment contract, namely:

> Great-West S&P 500® Index Fund Initial Class
> Great-West Bond Index Fund Initial Class
> Great-West International Index Fund Initial Class
> Great-West S&P Mid Cap 400® Index Fund Initial Class
> Great-West S&P Small Cap 600® Index Fund Initial Class
> Great-West Life & Annuity Contract

56. The Profile I and Profile II Funds, are also asset allocation Funds that operate as

a fund-of-funds. Defendant invests *all* of assets of the Profile Funds in other Great-West

Funds managed by Defendant.

57. Defendant takes from each Profile I Fund a 25 bps fee and from each of the

Profile II Funds a 10 bps fee. Comparable funds, however, including those offered by

American Funds, MainStay, and Legg Mason, include no additional investment advisory

fees. All but the Institutional Class of each fund also pay a 35 bps administrative

services fee (initially to Defendant and presently directly to GWL&A). A third level of

fees, the fees of the underlying Funds, is identical among the share classes of each fund and range from 45 to 73 bps for both the Profile I and Profile II Funds depending on how conservative or aggressive the Fund is designed to be.

58. Despite paying management fees 250% higher, the Profile I Fund is managed identically to its corresponding Profile II Fund. For example, the Great-West Conservative Profile I Fund and the Great-West Conservative Profile II Fund invest in the same 18 Great-West Funds in nearly identical percentages. Both allocate identically among those 18 funds and have just under 48% of their assets spread among 6 Great-West bond funds and just under 30% of their assets spread among the same 12 Great-West equity funds. Both also have just over 22% of their assets in a Great-West Life & Annuity Contract. The Profile I and Profile II Funds also consist of similar funds in their Moderately Conservative, Moderate, Moderately Aggressive, and Aggressive versions.

59. All of the Profile Funds have consistently invested in the same group of Great-West Funds of which Defendant is the adviser, namely:

> Great-West Goldman Sachs Mid Cap Value Fund
> Great-West T. Rowe Price Equity Income Fund
> Great-West Putnam Equity Income Fund
> Great-West Federated Bond Fund
> Great-West MFS International Value Fund
> Great-West Loomis Sayles Bond Fund
> Great-West Putnam High Yield Bond Fund
> Great-West American Century Growth Fund
> Great-West Multi-Manager Large Cap Growth Fund
> Great-West Templeton Global Bond Fund
> Great-West Real Estate Index Fund
> Great-West MFS International Growth Fund
> Great-West T. Rowe Price Mid Cap Growth Fund
> Great-West U.S. Government Mortgage Securities Fund
> Great-West Loomis Sayles Small Cap Value Fund
> Great-West Short Duration Bond Fund
> Great-West Invesco Small Cap Value Fund
> Great-West Small Cap Growth Fund

Great-West Life & Annuity Contract

60. Each Profile I Fund has the same investment objectives and policies as the corresponding Profile II fund.

61. Thus, the Profile I Funds exist solely to provide additional excessive management fees to Defendant. Without separate funds, such a difference in advisory fees would be prohibited under 17 CFR 270.18f-3(a)(1)(iii) and the 25 bps management fee would have to be reduced to 10 bps as it is in the identically managed Profile II Funds, because the difference in fees is not the result of the application of the same performance fee provisions in the Defendant's advisory contract to the different investment performance of each class.

62. These much higher management fees provide no benefit to the Profile I Funds, their investors, or other Great-West shareholders, and deny shareholders the benefit of the economies of scale which would have been available had the Profile Funds been combined or had Defendant charged the same investment management fee for the same services in the Profile I Funds as it did for the Profile II Funds. Meanwhile, both the Profile I and II Funds continue to charge excessive and unnecessary fees, both at this top level and the underlying fee levels.

63. The Profile Funds, the Lifetime Funds, the SecureFoundation® Balanced Fund, and the SecureFoundation® Lifetime Funds are managed by Defendant's Asset Allocation Committee. The Asset Allocation Committee currently consists of Catherine Tocher, Jack Brown, Jonathan Kreider, and Andrew Corwin. Former members of the Committee include S. Mark Corbett, David McLeod, and Thone Gdovin.

64. The SecureFoundation® Balanced Fund also is an asset allocation fund from which Defendant takes a fee of 10 bps. Defendant invests over 95% of that Fund in other Funds in which it takes another fee, namely, the Great-West Index Funds described below and a Great-West Life & Annuity Contract.

65. As shown below, these underlying funds are poor performers with fees vastly higher than comparable competing funds. Also, the Great-West asset allocation Funds, represent the majority of the investment dollars in the Institutional Class of many of the underlying Funds. For example, since 2015, the asset allocation Funds represent between 50% and 93% of all money invested in the Great-West Putnam High Yield Bond Fund, 54%–87% of the Great-West Federated Bond Fund, 60%–83% of the Great-West Multi-Manager Large Cap Growth Fund, 45%–81% of the Great-West Putnam Equity Income Fund, 57%–79% of the Great-West Goldman Sachs Mid Cap Value Fund, 51%–78% of the Great-West International Index Fund, 60%–77% of the Great-West MFS International Growth Fund, 48%–73% of the Great-West Real Estate Index Fund, 71%–73% of the Great-West Invesco Small Cap Value Fund, 45%–65% of the Great-West Bond Index Fund, 50%–64% of the Great-West S&P Mid Cap 400® Index Fund, and 60%–62% of the Great-West MFS International Value Fund. In addition, the asset allocation Funds constituted 49% of the assets invested in the Great-West S&P 500® Index Fund.

66. The fees that Defendant receives in the asset allocation Funds are also excessive relative to the fees other asset allocation mutual funds in the market pay to

their advisers. Of the 15 largest fund families in the United States, only 3 charge any fee at the fund level on top of the underlying fund fees.

67. The fee that Defendant receives from the asset allocation Funds is far in excess of its cost to manage those funds.

The Great-West Index Funds

68. All of the asset allocation Funds, except for the Profile Funds, invest in the Great-West S&P 500® Index Fund, the Great-West International Index Fund, the Great-West S&P Mid Cap 400® Index Fund, the Great-West S&P Small Cap 600® Index Fund, the Great-West Stock Index Fund, and the Great-West Real Estate Index Fund (collectively referred to below as the "Index Funds") in varying amounts. In addition to picking these index funds as underlying component funds in the asset allocation Funds, Defendant is also the investment adviser for the Index Funds and takes a fee of 25 bps of Fund assets. Defendant, however, has delegated virtually all investment advisory services for the Index Funds to a GWL&A affiliate—Irish Life Investment Managers Limited (ILIM), an Irish domiciled company—under the terms of a Sub-Advisory Agreement.

69. Index funds require very little investment management and no investment research, since they are designed to be infrequently traded mimics of an index of securities. Thus, no research is required regarding specific stocks. Consequently, the expenses incurred for such funds are minimal, and the expense ratio charged to shareholders should be minimal. Likewise, where an adviser hires a sub-adviser to manage the funds (as is the case with Defendant), the fees for the adviser also should be very low because the performance of the sub-adviser can be easily monitored by

comparing returns to the index the sub-adviser is instructed to track. Prudent investors choose the lowest cost index fund they can find, since the difference in performance among index funds primarily is the difference in fees and since the nature and extent of the services required are identical.

70. The Sub-Advisory Agreement between Defendant and ILIM went into effect on May 1, 2016. Before that, Mellon Capital Management Corporation ("Mellon"), an unaffiliated company, served as the sub-adviser to the Index Funds (save for the Great-West Real Estate Index Fund, which had been sub-advised by Geode Capital Management, LLC ("Geode")). Defendant delegates to ILIM, and had previously delegated to Mellon, the following adviser functions for the Index Funds:

(a) perform research and obtain and evaluate pertinent economic, statistical, and financial relevant to the investment policies of the Index Funds;

(b) consult with the Adviser and with the Board and furnish to the Adviser and the Board recommendations with respect to an overall investment plan for the Index Funds for approval, modification, or rejection by the Board;

(c) seek out specific investment opportunities for the Index Funds consistent with an overall investment plan approved by the Adviser and the Board;

(d) take such steps as are necessary to implement any overall investment plan approved by the Board for the Index Funds including making and carrying out decisions to acquire or dispose of permissible investments as set forth in the Fund's Registration Statement, management of investments and any other property of the Index Funds and providing or obtaining such services as may be necessary in managing, acquiring or disposing of investments, consulting as appropriate with the Adviser;

(e) regularly report to the Adviser and the Board with respect to the implementation of any approved overall investment plan and any other activities in connection with management of the assets of the Index Funds;

(f) communicate as appropriate to the Adviser adequate and timely information on investment related activity within the Index Funds, including, but not limited to purchases, sales and contractual commitments;

(g) arrange with the applicable broker or dealer at the time of the purchase or sale of investments or other assets of the Index Funds for the appropriate delivery of the investment or other asset;

(h) report monthly in writing to the Adviser and report at least annually in person to the Board with respect to the implementation of the approved investment plan and any other activities in connection with management of the assets of the Index Funds;

(i) maintain all records, memoranda, instructions or authorizations relating to the acquisition or disposition of investments or other assets of the Index Funds required to be maintained by Sub-adviser;

(j) arrange with the Adviser an administrative process which permits the Adviser to appropriately reflect in its daily determination of unit values, the transactions, positions and obligations of the Index Funds resulting from the investment management services provided to the Index Funds;

(k) vote all shares held by the Index Funds.

71. Through the Sub-Advisory Agreements with ILIM and Mellon, then, Defendant delegates most of its investment adviser functions with respect to the Index Funds, except merely recordkeeping the required accounts relating to the acquisition or disposition of investments for the Funds, determining the net asset value of the Index Funds, providing office space, conducting Board meetings, and preparing SEC filings. Even there, ILIM is obligated, just as Mellon and Geode were, to arrange with Defendant an administrative process for allowing Defendant to determine net asset value of the Funds.

72. While the Sub-Advisory Agreement between Defendant and Mellon contained the same provisions as the Sub-Advisory Agreement between Defendant and ILIM, ILIM performs these services for lower fees than Mellon and Geode had charged. When Defendant announced the change from Mellon to ILIM in a January 28, 2016 proxy statement, it informed shareholders that, "The overall fees and expenses that you pay as a shareholder of a Fund will not increase as a result of the implementation of the new investment sub-advisory agreement." It did not tell them, however, that the overall fees and expenses would *decrease*, as would be expected from such a fiduciary. In other words, Defendant increased its own compensation by negotiating at arm's-length with the sub-adviser who does all of the substantive work in a Fund for lower fees, and then did not pass on any of those benefits to the Funds. Moreover, Defendant selected an affiliate to receive these fees to further the interests of its parent companies.

73. Although ILIM (like Mellon and Geode before it) performs virtually all of the investment work for the Index Funds, Defendant receives far more in fees than Mellon

Capital Management Corporation. Defendant receives 25 bps on all assets under management in the Index Funds. From that fee, Defendant pays ILIM the following fees:

Fund	ILIM Fee (**bps** / % of Def.'s fee)
Great-West S&P 500® Index Fund	**.75** / 3%
Great-West S&P Small Cap 600® Index Fund	**1.3** / 5.2%
Great-West Stock Index Fund	**1** / 4%
Great-West S&P Mid Cap 400® Index Fund	**1.5** / 6%
Great-West International Index Fund	**2** / 5.7%
Great-West Real Estate Index Fund	**2** / 5.7%

75. ILIM's fees are actually a reduction from Mellon's/Geode's fees:

Fund	Mellon/Geode Fee (bps)
Great-West S&P 500® Index Fund	2
Great-West S&P Small Cap 600® Index Fund	2
Great-West Stock Index Fund	2
Great-West S&P Mid Cap 400® Index Fund	3.5 on the first $500 million 2 on all assets > $500 million
Great-West International Index Fund	3.5 on the first $500 million 2 on all assets > $500 million
Great-West Real Estate Index Fund	8 on the first $100 million 6 on all assets > $100 million

74. Despite this reduction in sub-advisory fees, Defendant did not reduce its own fees in the same amount, and thus did not pass any of its cost savings on to shareholders. For example, the sub-advisory fee for the Great-West S&P 500® Index Fund was reduced from 2 basis points to .75 basis points—a 62.5% drop. Rather than dropping its own advisory fee for the Great-West S&P 500® Index Fund by the same 1.25 basis points, Defendant kept its fee at 25 basis points. Thus, though the cost of managing the fund dropped by *62.5%*, shareholders continued to pay the same fees.

75. Defendant was allowed to get away with keeping its cost savings for itself because the Board of Directors did nothing to challenge it, despite knowing that Defendant's decision to switch from Mellon to ILIM would increase its own revenue. As

Lynne testified in her October 19, 2016 deposition, Defendant's fees on the Index Funds "were not reduced," and thus Defendant "kept a greater share of the overall management fee." The Board did not even so much as think about passing on any of these savings to the shareholders. As Klapper aptly stated in her October 18, 2016 deposition, asking Defendant to pass its savings on to shareholders "really wasn't in our thought process."

76. Rather than insist on a corresponding fee reduction for Defendant, the Board took what Lynne described as a "wait and see" approach. It allowed Defendant keep collecting additional fees until some unknown point in the future when the Board might consider a fee reduction. According to Director McConahey in his sworn deposition taken November 1, 2016, the Board approved hiring ILIM as the Index Funds' subadvisor—with its attendant sub-advisory fee reduction—"with the understanding that the [Defendant's] fees would be reviewed and reconsidered at a later point in time." McConahey also conceded that that "later point in time" could be, at the earliest, in 2017—a full year after Defendant began receiving additional funds as a result of the sub-adviser change. In fact, after this lawsuit was filed, Defendant did propose reducing its fees on some Funds, which the Board apparently approved on November 18, 2016. Those fee reductions will not be implemented, however, until May 1, 2017.

77. Under these terms of the Investment Advisory Agreement and Sub-Advisory Agreement with Mellon then in effect, the Index Funds paid the following fees in 2014 and 2015:

Fund (2014)	Defendant	Mellon	Def. %
Great-West International Index	$4,083,809	$191,615	95%
Great-West S&P 500® Index	$12,128,342	$404,323	96%
Great-West S&P Mid Cap 400® index	$3,062,478	$174,958	94%
Great-West S&P Small Cap 600® Index	$4,231,631	$140,987	96%
Great-West Stock Index	$1,828,235	$60,911	96%
Total	**$25,334,495**	**$972,794**	**96%**

Fund (2015)	Defendant	Mellon	Def. %
Great-West International Index	$3,144,604	$211,493	94%
Great-West S&P 500® Index	$8,351,120	$459,478	95%
Great-West S&P Mid Cap 400® index	$2,190,785	$196,618	92%
Great-West S&P Small Cap 600® Index	$2,749,058	$150,476	95%
Great-West Stock Index	$1,093,889	$59,501	95%
Total	**$17,529,456**	**$1,077,566**	**94%**

Though it appears that Defendant collected fewer advisory fees in 2015 than in 2014, this is due to the shift in 2015 of the 35 bps administrative service fee charge from Defendant to GWL&A directly. Defendant's revenues net of the administrative service fee and profits actually increased from 2014 to 2015.

78. In other words, compared to Mellon, Defendant received *over 26 times* more in fees in 2014, and *over 16 times* more in fees in 2015, even though Defendant performs virtually none of the investment adviser work for those Funds.

79. Defendant's share of the advisory fees shareholders pay on the Index Funds is even greater since it installed its affiliate ILIM as the sub-adviser. Had the fee schedule in ILIM's Sub-Advisory Agreement been in effect during that time period, the percentage of total advisory fees kept by Defendant would have been even greater:

Fund (2014)	Defendant	ILIM	Def. %
Great-West International Index	$4,083,809	$116,620	97%
Great-West S&P 500® Index	$12,128,342	$151,620	99%
Great-West S&P Mid Cap 400® Index	$3,062,478	$76,545	98%
Great-West S&P Small Cap 600® Index	$4,231,631	$91,637	98%
Great-West Stock Index	$1,828,235	$30,450	98%
Total	**$25,334,495**	**$466,872**	**98%**

Fund (2015)	Defendant	ILIM	Def. %
Great-West International Index	$3,144,604	$136,500	96%
Great-West S&P 500® Index	$8,351,120	$172,275	98%
Great-West S&P Mid Cap 400® Index	$2,190,785	$91,215	96%
Great-West S&P Small Cap 600® Index	$2,749,058	$97,812	97%
Great-West Stock Index	$1,093,889	$29,750	97%
Total	**$17,529,456**	**$527,552**	**97%**

80. Compounding the egregiously excessive fees charged by Defendant, Defendant's investment management and oversight of the Index Funds' sub-adviser has resulted in each of these funds consistently performing poorly compared to both their benchmarks and their peers in the marketplace. Thus, the excessive fees are not justified by the Defendant's performance as manager or ability to select quality sub-advisers.

81. For example, the stated goal of the Great-West S&P 500® Index Fund is to track the total return of the common stocks in the S&P 500® Index. The fund has consistently failed to meet that objective. Defendant's fee for the institutional share class of that Fund, the cheapest offered by Great-West, is 25 bps, yet that cheapest share class

underperformed the S&P 500® Index by 44 bps in 2015, 69 bps in 2014, 76 bps in 2013, 59 bps in 2012, 63 bps in 2011 and 69 bps in 2010.

82. Comparable management fees in the marketplace are far lower for S&P 500® Index funds requiring the same services as those that Defendant provides. These alternative managers also have better histories of tracking the total return of the S&P 500® Index. For example, Vanguard pays its manager 4 bps (*less than one-sixth* Defendant's fees). The Vanguard S&P 500® Index fund has outperformed Great-West's by over 50 bps per year over the past 5 years. Fidelity pays a management fee of 4 bps in its S&P 500® Index fund and has also outperformed Great-West by over 50 bps per year over the past 5 years. BlackRock pays its S&P 500® Index fund manager 4 bps and has outperformed Great-West by over 40 bps per year over the past 5 years. Schwab pays a management fee of 6 bps in its S&P 500® Index fund and has outperformed Great-West by over 50 bps per year over the past 5 years.

83. Even managers who also used Mellon as the sub-adviser charge lower fees and better replicate the returns of the S&P 500® Index. For example, the Dreyfus S&P 500® Index mutual fund is also sub-advised by Mellon but has a lower investment management fee than Great-West's and has outperformed the Great-West S&P 500® Index Fund over the past 5 years.

84. Further, GWL&A, through another subsidiary, provide some Empower Retirement clients, such as the City of Los Angeles Deferred Compensation Plan, an S&P 500® Index investment—the Vanguard Institutional Index Fund (Instl Plus)—for a fee of 2 bps, *less than one-tenth* of the management fee charged by Defendant. This

fund, which “holds all stocks in the same capitalization weighting as the S&P 500® Index,” has also outperformed the Great-West S&P 500® Index Fund. Accordingly, even other Great-West entities recognize their fiduciary obligation to avoid Defendant’s excessive and unreasonable fees.

85. The Board of Directors was well aware of the Great-West S&P 500® Index Fund’s underperformance. As part of its yearly presentation to the Board on the Great-West Funds’ performance, Defendant retained Broadridge, an independent consultant, to select peer groups against which the Funds were measured. Defendant’s 25 basis point fee was the highest of the 12 advisors in its peer group offering comparable S&P 500® Index funds, and 600% higher than one of them:

Peer Group Expense Data

				Management		
Name	Ticker	Annual Report Date	Average AUM	[illegible]	[illegible]	[illegible]
TIAA-CREF:S&P500 Idx;Ins	TISPX	10/31/2015	2,745.8	0.04	0.04	0.04
MassMutual Sel:S&P500;I	MMIZX	9/30/2015	2,632.7	0.10	0.10	0.10
BlackRock:S&P500 Idx;I	BSPIX	12/31/2014	3,957.9	0.14	0.14	0.09
Principal:LC S&P500;Inst	PLFIX	10/31/2015	4,578.7	0.15	0.15	0.15
Nationwide:S&P 500;I	GRMIX	10/31/2015	2,685.9	0.15	0.15	0.15
Pru QMA Stock Index;I	PDSIX	9/30/2015	991.9	0.08	0.08	0.08
Columbia:LgCp Index;I	CCXIX	2/28/2015	3,376.9	0.20	0.20	0.20
SEI Inst:S&P 500;E	TRQIX	9/30/2015	1,016.7	0.21	0.21	0.21
GW:S&P 500 Idx;Inst	MXKWX	12/31/2015	2,297.0	0.25	0.24	0.24
Deutsche Eq 500 Ix;Inst	BTIIX	12/31/2014	1,023.6	0.17	0.17	0.17
MainStay:S&P 500 Idx;I	MSPIX	10/31/2015	2,047.3	0.24	0.24	0.24
State Farm Idx 500;Inst	SFXIX	12/31/2014	944.2	0.18	0.18	0.18
Average			**2,358.2**	0.16	**0.16**	**0.15**
Median			**2,464.9**	0.16	**0.16**	**0.16**
Great-West Fund Rank				12/12	**12/12**	**12/12**

86. Defendant's high fee did not lead to better returns for investors. To the contrary, the Great-West S&P 500® Index Fund rated *dead last* in its peer group in terms of performance:



87. If the Board had actually considered the nature, extent, and quality of the services provided by Defendant, it would not have approved its egregiously excessive fees. Defendant performs few services above and beyond those provided by the sub-adviser (and no services that vary by the amount of assets in this Fund), but charges an asset-based fee that is 5–12 times higher than what is charged by other S&P 500® Index managers, including GWFS Equities, Inc., and 26 times higher than what it had paid to Mellon to sub-advise the Fund.

88. Because of the limited (if any) service that Defendant provides to the Index Funds, its cost for providing any such services is microscopically small relative to the fee Defendant receives, leading to extreme and excessive profits for Defendant. The S&P 500® Index Fund in fact has been the largest fee generator for Defendant from 2012 through 2015 and the largest profit producer for Defendant in 5 of the past 6 years.

89. The poor performance is evident in each one of the Index Funds (cheapest share class):

Fund	2015	Benchmark Index	Amount of Underperformance
International Index	-0.96%	-0.81%	-15 bps
S&P 500® Index	0.94%	1.38%	-44 bps
S&P Mid Cap 400® Index	-2.55%	-2.18%	-37 bps
S&P Small Cap 600® Index	-2.28%	-1.97%	-31 bps
Stock Index	0.56%	1.38%	-82 bps

90. This underperformance has been consistent and long-standing. For example, the poor performance in 2014 was:

Fund	2014	Benchmark Index	Amount of Underperformance
International Index	-6.19%	-4.90	-129 bps
S&P 500® Index	13.00%	13.69%	-69 bps
S&P Mid Cap 400® Index	9.21%	9.77%	-56 bps
S&P Small Cap 600® Index	5.20%	5.76%	-56 bps
Stock Index	12.76%	13.35%	-59 bps

91. For each Index Fund, better performing managers charge lower fees when tracking the identical index.

92. For example, Northern Trust charges its International Equity Index Fund (NOINX) a total management fee of 20 bps—43% less than Defendant charges for the Great-West International Index Fund. Both managers seek to track the returns of the MSCI EAFE Index. The Northern Trust International Equity Index Fund matched the index more closely and outperformed the cheapest institutional share class of the Great-West International Index Fund every year since the inception of the Great-West International Index Fund.

93. Likewise, Vanguard's S&P Mid-Cap 400® Index Fund (VSPMX) charges management fees of 5 bps and outperformed the Great-West S&P Mid Cap 400® Index Fund in 2014 by 51 bps, falling only 5 bps shy of matching the S&P Mid Cap 400® Index. In 2015, the Great-West Fund underperformed Vanguard's by an additional 32 bps and Vanguard's Mid-Cap 400® Index Fund has outperformed the cheapest institutional share class of the Great-West S&P Mid Cap 400® Index Fund each of the past 4 years, with an average underperformance of over 55 bps.

94. The Vanguard S&P Small Cap 600® Index Fund (VSMSX) charges management fees of 2 bps and outperformed the Great-West S&P Small Cap 600® Index Fund in 2014 by 49 bps, falling only 7 bps shy of the S&P Small Cap 600® Index. In 2015, that underperformance continued, with the Great-West Fund underperforming the Vanguard fund with the identical investment mandate by 28 bps. The Great-West Fund underperformed Vanguard's each of the last 5 years, with an average underperformance of over 45 bps.

95. The Great-West Stock Index Fund seeks to track the total return of the common stocks in the S&P 500® Index and the S&P Mid-Cap 400® Index, weighted according to their pro rata share of the market. At 25 bps, its management fee is also significantly more than other domestic equity index managers, including Vanguard, Fidelity, Schwab and Northern Trust.

96. For these reasons, the Index Funds have been consistently criticized. In fact, the Great-West S&P 500® Index Fund was even called the *Worst Mutual Fund in America* by Michael Johnston, the COO of Poseidon Financial. However, it continues not only to have its fees approved by the Board, but also be included as one of the largest investments of the asset allocation Funds.

The Great-West Actively Managed Funds

97. Defendant also receives vastly more than the sub-advisers of each of its actively managed Funds. As with the Index Funds, Defendant has delegated all of its duties under the Investment Advisory Agreement to the sub-advisers it has hired to perform the actual work of investing Fund assets, yet keeps for itself most of the fees taken from the Funds.

98. The Great-West American Century Growth Fund is an American Century Growth mutual fund with a Great-West label on it. Under a December 5, 2013 Sub-Advisory Agreement, Defendant has hired American Century Investment Management, Inc. to invest Fund assets. While Defendant takes a 65 bps fee from that Fund, it pays American Century Investment Management, Inc. only 32 bps on the first $750 million in Fund assets and 29 bps on the excess. In 2014, Defendant took over $5 million in fees

from this Fund, but paid American Century Investment Management, Inc. only $1.6 million, keeping over 60% of the fee. In 2015, Defendant took over $3.7 million in fees from this Fund, but paid American Century Investment Management, Inc. only $1.55 million, keeping over 58% of the fee. Defendant performs almost no services for the Fund, and certainly no services comparable to the disparity in the fee it takes and the fee it pays to the sub-adviser. Consequently, the cost of the services Defendant provides to the Fund is limited, resulting in excessive profits to Defendant. Effective March 9, 2016, this Fund merged into the Great-West Multi-Manager Large Cap Growth Fund.

99. In the Great-West Ariel Mid Cap Value Fund, Defendant has hired Ariel Investments, LLC to invest Fund assets under a December 5, 2013 Sub-Advisory Agreement. While Defendant takes a 60 bps fee from that Fund, it pays Ariel Investments, LLC only 50 bps on the first $25 million of assets, 40 bps on the next $75 million, and 30 bps on the excess. In 2014, Defendant took over $1.2 million in fees from this Fund, but paid Ariel Investments, LLC only $529 thousand, keeping more than 55% of the fee. In 2015, Defendant took over $1.2 million in fees from this Fund, but paid Ariel Investments, LLC only $647 thousand, keeping more than 46% of the fee. Defendant performs almost no services for the Fund, and certainly no services comparable to the disparity in the fee it takes and the fee it pays to the sub-adviser. Consequently, the cost of the services Defendant provides to the Fund is limited, resulting in excessive profits to Defendant.

100. In the Great-West Federated Bond Fund, Defendant has hired Federated Investment Management Company to invest Fund assets under a December 5, 2013 Sub-Advisory Agreement. While Defendant takes a 35 bps fee from that Fund, it pays Federated Investment Management Company only 15 bps on the first $100 million of assets, 12 bps on the next $150 million, and 10 bps on the excess. In 2014, Defendant took over $3.2 million in fees from this Fund, but paid Federated Investment Management Company only $539 thousand, keeping more than 83% of the fee. In 2015, Defendant took over $2.1 million in fees from this Fund, but paid Federated Investment Management Company only $530 thousand, keeping more than 74% of the fee. Defendant performs almost no services for the Fund, and certainly no services comparable to the disparity in the fee it takes and the fee it pays to the sub-adviser. Consequently, the cost of the services Defendant provides to the Fund is limited, resulting in excessive profits to Defendant.

101. In the Great-West Templeton Global Bond Fund, Defendant has hired Franklin Advisers, Inc. to invest Fund assets under a December 5, 2013 Sub-Advisory Agreement. While Defendant takes a 95 bps fee from that Fund, it pays Franklin Advisers, Inc. only 30 bps on the first $100 million of assets, 27.5 bps on the next $200 million, and 25 bps on the excess. In 2014, Defendant took $4.9 million in fees from this Fund, but paid Franklin Advisers, Inc. only $1 million, keeping more than 78% of the fee. In 2015, Defendant took $3.9 million in fees from this Fund, but paid Franklin Advisers, Inc. only $1 million, keeping more than 74% of the fee. Defendant performs almost no services for the Fund, and certainly no services comparable to the disparity in the fee it

40

takes and the fee it pays to the sub-adviser. Consequently, the cost of the services Defendant provides to the Fund is limited, resulting in excessive profits to Defendant.

102. In the Great-West Goldman Sachs Mid Cap Value Fund, Defendant has hired Goldman Sachs Asset Management, L.P. to invest Fund assets under a December 5, 2013 Sub-Advisory Agreement. While Defendant takes a 90 bps fee from that Fund, it pays Goldman Sachs Asset Management, L.P. only 40 bps on the first $100 million of assets, 35 bps on the next $600 million, and 32 bps on the excess. In 2014, Defendant took $7 million in fees from this Fund, but paid Goldman Sachs Asset Management, L.P. only $2 million, keeping more than 71% of the fee. In 2015, Defendant took $6 million in fees from this Fund, but paid Goldman Sachs Asset Management, L.P. only $2.1 million, keeping nearly 65% of the fee. Defendant performs almost no services for the Fund, and certainly no services comparable to the disparity in the fee it takes and the fee it pays to the sub-adviser. Consequently, the cost of the services Defendant provides to the Fund is limited, resulting in excessive profits to Defendant.

103. In the Great-West Invesco Small Cap Value Fund, Defendant has hired Invesco Advisers, Inc. to invest Fund assets under a December 5, 2013 Sub-Advisory Agreement. While Defendant takes a 105 bps fee from that Fund, it pays Invesco Advisers, Inc. only 50 bps on the first $100 million of assets, 45 bps on the next $100 million, 30 bps on the next $200 million, and 20 bps on the excess. In 2014, Defendant took $1 million in fees from this Fund, but paid Invesco Advisers, Inc. only $361 thousand, keeping more than 64% of the fee. In 2015, Defendant took $793 thousand in fees from this Fund, but paid Invesco Advisers, Inc. only $339 thousand, keeping more

than 57% of the fee. Defendant performs almost no services for the Fund, and certainly no services comparable to the disparity in the fee it takes and the fee it pays to the sub-adviser. Consequently, the cost of the services Defendant provides to the Fund is limited, resulting in excessive profits to Defendant.

104. In the Great-West Loomis Sayles Bond Fund, Defendant has hired Loomis, Sayles & Company, L.P. to invest Fund assets under a December 5, 2013 Sub-Advisory Agreement. While Defendant takes a 55 bps fee from that Fund, it pays Loomis, Sayles & Company, L.P. 30 bps. In 2014, Defendant took $7 million in fees from this Fund, but paid Loomis, Sayles & Company, L.P. only $2 million, keeping more than 66% of the fee. In 2015, Defendant took $5.1 million in fees from this Fund, but paid Loomis, Sayles & Company, L.P. only $2.3 million, keeping nearly 55% of the fee. Defendant performs almost no services for the Fund, and certainly no services comparable to the disparity in the fee it takes and the fee it pays to the sub-adviser. Consequently, the cost of the services Defendant provides to the Fund is limited, resulting in excessive profits to Defendant.

105. In the Great-West Loomis Sayles Small Cap Value Fund, Defendant has hired Loomis, Sayles & Company, L.P. to invest Fund assets under the same December 5, 2013 Sub-Advisory Agreement. While Defendant takes a 60 bps fee from that Fund, it pays Loomis, Sayles & Company, L.P. 50 bps on the first $10 million in assets, 45 bps on the next $15 million, 40 bps on the next $75 million, and 30 bps on the excess. In 2014, Defendant took $2.5 million in fees from this Fund, but paid Loomis, Sayles & Company, L.P. only $873 thousand, keeping more than 65% of the fee. In 2015,

Defendant took $1.75 million in fees from this Fund, but paid Loomis, Sayles & Company, L.P. only $799 thousand, keeping more than 54% of the fee. Defendant performs almost no services for the Fund, and certainly no services comparable to the disparity in the fee it takes and the fee it pays to the sub-adviser. Consequently, the cost of the services Defendant provides to the Fund is limited, resulting in excessive profits to Defendant.

106. In the Great-West MFS International Growth Fund, Defendant has hired Massachusetts Financial Services Company to invest Fund assets under a December 5, 2013 Sub-Advisory Agreement. While Defendant takes a fee of 85 bps from that Fund, it pays Massachusetts Financial Services Company 35 bps. In 2014, Defendant took $3.7 million in fees from this Fund, but paid Massachusetts Financial Services Company only $1 million, keeping more than 70% of the fee. In 2015, Defendant took $3 million in fees from this Fund, but paid Massachusetts Financial Services Company only $1 million, keeping more than 66% of the fee. Defendant performs almost no services for the Fund, and certainly no services comparable to the disparity in the fee it takes and the fee it pays to the sub-adviser. Consequently, the cost of the services Defendant provides to the Fund is limited, resulting in excessive profits to Defendant.

107. In the Great-West MFS International Value Fund, Defendant has hired Massachusetts Financial Services Company to invest Fund assets under the same December 5, 2013 Sub-Advisory Agreement. While Defendant takes a 65 bps fee from that Fund, it pays Massachusetts Financial Services Company 40 bps. In 2014, Defendant took $6.5 million in fees from this Fund, but paid Massachusetts Financial

Services Company only $2.6 million, keeping more than 60% of the fee. In 2015, Defendant took $5.8 million in fees from this Fund, but paid Massachusetts Financial Services Company only $3 million, keeping more than 48% of the fee. Defendant performs almost no services for the Fund, and certainly no services comparable to the disparity in the fee it takes and the fee it pays to the sub-adviser. Consequently, the cost of the services Defendant provides to the Fund is limited, resulting in excessive profits to Defendant.

108. In the Great-West Putnam High Yield Bond Fund, Defendant has hired Putnam Investments Management, LLC to invest Fund assets under a March 3, 2014 Sub-Advisory Agreement. Putnam Investments Management LLC is an affiliate of GWCM because it is a wholly owned subsidiary of Great-West Lifeco Inc., who is the parent company of GWL&A and Defendant. Therefore, Defendant's payments to Putnam as sub-adviser were not truly costs to Defendant, but yet another way for Defendant to pass profits on to its ultimate parent and controlling company, Great-West Lifeco Inc. Defendant failed to account to the Board of Directors for the profits Putnam earned on its sub-advisory fees, so as to provide the Board with a full understanding of the profitability to the Great-West complex of the Great-West Putnam Funds. While Defendant takes a 75 bps fee from that Fund, it pays Putnam Investments Management, LLC only 35 bps. In 2014, Defendant took $3 million in fees from this Fund, but paid Putnam Investments Management, LLC only $1 million, keeping more than 68% of the fee. In 2015, Defendant took $2.8 million in fees from this Fund, but paid Putnam Investments Management, LLC only $1.1 million, keeping more than 60%

of the fee. Defendant performs almost no services for the Fund, and certainly no services comparable to the disparity in the fee it takes and the fee it pays to the sub-adviser. Consequently, the cost of the services Defendant provides to the Fund is limited, resulting in excessive profits to Defendant. Effective October 1, 2015, Defendant changed Putnam's compensation to 40 bps on the first $250 million, 35 bps on the next $250 million, and 25 bps on the excess, but did not change its own fees to the Fund. Although Defendant's fees decreased from 2014 to 2015, its reported profits *increased*, as it has in every year since 2010.

109. In the Great-West Putnam Equity Income Fund, Defendant has hired Putnam Investments Management, LLC to invest Fund assets under the same March 3, 2014 Sub-Advisory Agreement. As of October 2, 2015, Defendant negotiated a reduction of the sub-advisory fees it paid to Putnam by reducing Putnam's fee on assets in the Putnam Equity Income Fund that exceeded $500 million from 30 bps to 25 bps. Defendant did not, however, put in place a similar breakpoint schedule for *its* fees in this Fund or otherwise reduce its fee on this fund, even though Defendant reduced its costs by this reduction of the Putnam sub-advisory fee that Defendant paid. While Defendant takes a 75 bps fee from that Fund, it pays Putnam Investments Management, LLC only 40 bps on the first $250 million, 35 bps on the next $250 million, and 25 bps on the excess. In 2014, Defendant took $6 million in fees from this Fund, but paid Putnam Investments Management, LLC only $2 million, keeping more than 66% of the fee. In 2015, Defendant took $4.9 million in fees from this Fund, but paid Putnam Investments Management, LLC only $2 million, keeping more than 59% of the fee. Defendant

45

performs almost no services for the Fund, and certainly no services comparable to the disparity in the fee it takes and the fee it pays to the sub-adviser. Consequently, the cost of the services Defendant provides to the Fund is limited, resulting in excessive profits to Defendant. Although Defendant's fees decreased from 2014 to 2015, its reported profits *increased*, as it has in every year since 2010.

110.   In the Great-West Small Cap Growth Fund, Defendant has hired Silvant Capital Management, LLC to invest Fund assets under a December 5, 2013 Sub-Advisory Agreement. While Defendant takes a 75 bps fee from that Fund, it pays Silvant Capital Management, LLC only 40 bps. In 2014, Defendant took $855 thousand in fees from this Fund, but paid Silvant Capital Management, LLC only $359 thousand, keeping more than 57% of the fee. In 2015, Defendant took $410 thousand in fees from this Fund, but paid Silvant Capital Management, LLC only $215 thousand, keeping more than 47% of the fee. Defendant performs almost no services for the Fund, and certainly no services comparable to the disparity in the fee it takes and the fee it pays to the sub-adviser. Consequently, the cost of the services Defendant provides to the Fund is limited, resulting in excessive profits to Defendant. On March 9, 2016, this Fund merged into the Great-West S&P Small Cap 600® Index Fund.

111.   In the Great-West T. Rowe Price Equity Income Fund, Defendant has hired T. Rowe Price Associates, Inc. to invest Fund assets under a December 5, 2013 Sub-Advisory Agreement. While Defendant takes a 45 bps fee from that Fund, it pays T. Rowe Price Associates, Inc. only 50 bps on the first $50 million, 45 bps on the next $50 million, 40 bps at $100 million, 35 bps at $200 million, 32.5 bps at $500 million, 30 bps

on assets over $500 million, and 30 bps on the excess. In 2014, Defendant took $7.5

million in fees from this Fund, but paid T. Rowe Price Associates, Inc. only $2.9 million,

keeping more than 61% of the fee. In 2015, Defendant took $5 million in fees from this

Fund, but paid T. Rowe Price Associates, Inc. only $2.7 million, keeping approximately

46% of the fee. Defendant performs almost no services for the Fund, and certainly no

services comparable to the disparity in the fee it takes and the fee it pays to the sub-

adviser. Consequently, the cost of the services Defendant provides to the Fund is

limited, resulting in excessive profits to Defendant.

112. In the Great-West T. Rowe Price Mid Cap Growth Fund, Defendant has hired T.

Rowe Price Associates, Inc. to invest Fund assets under the same December 5, 2013

Sub-Advisory Agreement. While Defendant takes a 65 bps fee from that Fund, it pays T.

Rowe Price Associates, Inc. only 50 bps. In 2014, Defendant took $8.4 million in fees

from this Fund, but paid T. Rowe Price Associates, Inc. only $4.2 million, keeping more

than 50% of the fee. In 2015, Defendant took $7.2 million in fees from this Fund, but

paid T. Rowe Price Associates, Inc. only $4.8 million, keeping more than 30% of the

fee. Defendant performs almost no services for the Fund, and certainly no services

comparable to the disparity in the fee it takes and the fee it pays to the sub-adviser.

Consequently, the cost of the services Defendant provides to the Fund is limited,

resulting in excessive profits to Defendant.

113. The tables below compares the management fees received by Defendant in

2014 and 2015[1] compared to the sub-advisory fees paid in each fund:

Great-West Fund (2014)	Payments to Defendant	Payments to Sub-Advisers	Defendant % of Sub-Adviser fee
American Century Growth	$5,071,924	$1,621,067	213%
Ariel Mid-Cap Value	$1,280,024	$ 528,816	142%
Federated Bond	$3,211,076	$ 538,776	496%
Goldman Sachs Mid Cap Value	$6,955,756	$1,996,236	248%
Invesco Small Cap Value	$1,012,946	$ 361,424	180%
Loomis Sayles Bond	$7,038,157	$2,345,229	200%
Loomis Sayles Small Cap Value	$2,522,841	$ 873,407	189%
MFS International Growth	$3,704,674	$1,079,631	243%
MFS International Value	$6,524,498	$2,609,659	150%
Multi-Manager Large Cap Growth	$3,342,321	$1,086,830	208%
Putnam Equity Income	$5,969,993	$2,002,233	198%
Putnam High Yield Bond	$3,235,435	$1,029,240	214%
Real Estate Index	$2,154,400	$ 204,854	952%
Small Cap Growth	$ 854,628	$ 359,281	138%
T.Rowe Price Equity Income	$7,499,603	$2,862,097	162%
T.Rowe Price Mid Cap Growth	$8,358,387	$4,175,935	100%
Templeton Global Bond	$4,855,056	$1,033,115	370%
Total	**$71,437,319**	**$24,502,976**	**292%**

Great-West Fund (2015)	Payments to Defendant	Payments to Sub-Advisers	Defendant % of Sub-Adviser fee
American Century Growth	$3,726,121	$1,552,743	**240%**
Ariel Mid-Cap Value	$1,280,024	$647,192	**198%**
Federated Bond	$2,135,321	$530,295	**403%**
Goldman Sachs Mid Cap Value	$6,046,050	$2,127,407	**284%**
Invesco Small Cap Value	$739,146	$339,193	**234%**
Loomis Sayles Bond	$5,187,983	$2,332,405	**222%**
Loomis Sayles Small Cap Value	$1,746,175	$798,742	**219%**
MFS International Growth	$3,022,607	$1,092,259	**277%**

---

[1] The April 29, 2016 Statement of Additional Information is the most recently filed Statement of Additional Information and reports these 2014 and 2015 numbers.

MFS International Value	$5,778,675	$3,077,302	**188%**
Multi-Manager Large Cap Growth	$2,445,272	$1,035,809	**236%**
Putnam Equity Income	$4,901,160	$2,061,298	**238%**
Putnam High Yield Bond	$2,834,346	$1,129,445	**251%**
Small Cap Growth	$410,122	$215,265	**191%**
T.Rowe Price Equity Income	$4,987,075	$2,678,543	**186%**
T.Rowe Price Mid Cap Growth	$7,227,710	$4,763,848	**152%**
Templeton Global Bond	$3,926,259	$1,018,490	**385%**
Total	**$56,448,046**	**$25,400,236**	**222%**

114. Because Defendant's fees in 2014 and the first 4 months of 2015 were 35 bps

higher than its fees in the last 8 months of 2015 because of the 35 basis point fee it was

passing on to GWL&A, Defendant's fees in fact did not decrease from 2014 to 2015, but

in fact increased, as did its profits.The following chart shows Defendant's compensation

as if it continued to collect and pass through to GWL&A the 35 basis point fee, which

shows that Defendant's share of the fees *increased* over 2014:

Great-West Fund (2015)	Payments to Defendant (adjusted)	Payments to Sub-Advisers	Defendant % of Sub-Adviser fee
American Century Growth	$4,852,000	$1,552,743	**312%**
Ariel Mid-Cap Value	$1,653,000	$647,192	**255%**
Federated Bond	$3,152,100	$530,295	**594%**
Goldman Sachs Mid Cap Value	$7,420,000	$2,127,407	**349%**
Invesco Small Cap Value	$950,600	$339,193	**280%**
Loomis Sayles Bond	$6,997,500	$2,332,405	**300%**
Loomis Sayles Small Cap Value	$2,157,450	$798,742	**270%**
MFS International Growth	$3,745,200	$1,092,259	**343%**
MFS International Value	$7,693,000	$3,077,302	**250%**
Multi-Manager Large Cap Growth	$3,185,000	$1,035,809	**307%**
Putnam Equity Income	$5,879,500	$2,061,298	**285%**
Putnam High Yield Bond	$3,549,700	$1,129,445	**314%**
Small Cap Growth	$564,900	$215,265	**262%**
T.Rowe Price Equity Income	$6,992,800	$2,678,543	**261%**
T.Rowe Price Mid Cap Growth	$9,527,000	$4,763,848	**200%**
Templeton Global Bond	$4,776,200	$1,018,490	**469%**
Total	**$73,095,950**	**$25,400,236**	**288%**

115. This disparity in fees between Defendant and the sub-advisers it hires to do the actual investment work for these Funds has persisted for years without the Great-West Funds, Inc. Directors taking any action to reduce or eliminate Defendant's fees.

116. Thus, even for the actively managed funds, where the sub-advisers are spending considerably more time and effort selecting investments than managers of index funds because they are actively trying to outperform the market, Defendant takes almost twice as much as the sub-advisers from the management fee—nearly $50 million—while doing virtually none of the work. Moreover, the work that Defendant does perform does not vary as Fund assets increase, yet it is paid an asset-based fee, which

increases Defendant's compensation without Defendant having performed any additional work.

117. Here too, the Funds have suffered from high fees and lackluster performance. Fully half of the Funds have failed to match their stated benchmarks in 2015, even when only the cheapest share classes are considered. Moreover, the largest investors in the initial and institutional share classes of each of these funds are all Great-West asset allocation Funds.

Defendant Reaps the Entire Windfall of Economies of Scale, Refusing to Pass It On to Shareholders, in Violation of Basic Principles of Arm's-length Bargaining

118. The current Investment Advisory Agreement, which has remained substantially unchanged for years, allows Defendant all of the benefit of economies of scale even though its costs are not asset-based and most of its sub-advisers reduce their fee as assets grow. As shown above, while the sub-advisers that Defendant hires in arm's-length transactions provide reduced percentage fees as Fund assets increase, Defendant does not, indicating that its negotiations with the Great-West Funds, Inc. Board of Directors have not been at arm's-length. In fact, the Investment Advisory Agreement provides every incentive to Defendant to negotiate the fees of Fund sub-advisers as low as possible so as to keep a greater portion of the fixed fee for itself. Yet, in negotiating its fees, Defendant owes a fiduciary duty to the Funds not to so enrich itself. Moreover, for all but 7 Funds, Defendant pays non-asset-based operations expenses from its own asset-based fee. Because those expenses are not asset-based, they do not increase as Fund assets increase. Instead, they *decrease* as a percentage of Fund assets and the Fund operations expenses in fact have declined as a

percentage of Fund assets from 2011 through 2015. That means the cost to Defendant of these expenses relative to its asset-based fee has declined in that time also, boosting its profitability. In other words, Defendant has taken for itself and not passed on to the Funds the economy of scale in operations expenses that the Funds have obtained as their assets have increased at a greater rate than their operations expenses. This is in contrast to most mutual funds, which pay such expenses directly and thus get the benefit of such economies of scale.

119. Defendant has also failed to take advantage of economies of scale in the management of the asset allocation Funds. While several of its asset allocation Funds, such as the Great-West Lifetime 2015 Fund II—Class T, have seen remarkable growth in assets under management since 2010—over 500% growth—Defendant's fees remain the same. This violates the basic principle of the investment management marketplace where arm's-length bargaining occurs, which is that fees are lower as asset size increases, especially to such a dramatic extent.

120. Despite doing no additional work and failing in its management role, Defendant's management fees for the asset allocation Funds have steadily increased, from $6,625,489 in 2012 to $9,164,626 in 2013 to $11,361,527 in 2014. These management fees are in addition to the millions of dollars of management fees received by the underlying Funds in which Defendant invests the asset allocation Funds.

121. Thus, the shareholders and the Funds have not only failed to receive any benefit from the increase in assets under management, but have lost money as a result. Meanwhile, Defendant has enjoyed a greater profit from the asset based charges as

assets under management have increased and its sub-advisers have given Defendant the benefit of negotiated breakpoints.

122. Defendant has breached its fiduciary duty by failing to adequately share economies-of-scale savings with the Funds and shareholders. The Funds' investment advisory fee arrangements have enabled Defendant to retain for itself the benefits of economies of scale resulting from increases in the Funds' assets under management during recent years, without appropriately sharing those benefits with the Funds. In the last 5 years, the aggregate amount of fees taken by Defendant from the Funds has *doubled*, going from $58.5 million in 2011 to $119.6 million in 2014.

123. This increase in fees has not been accompanied by a proportionate increase in the services provided by Defendant or in the quality of the investment advisory services provided to Great-West shareholders. Therefore, the increase in fees paid resulted in increased excessive profits for Defendant at the expense of the shareholders of Great-West Funds, Inc. and the Funds.

124. Only after Plaintiffs filed this lawsuit did Defendant finally propose reducing fees and implementing breakpoints for certain Funds. The Board apparently approved this proposal on November 18, 2016, although it will not go into effect until May 1, 2017. By Defendant's own calculation, had these reduced fees and breakpoints been in place at the start of 2015, shareholders would have saved over *$20 million*:

MANAGEMENT FEES ACTUALLY PAID TO GWCM AND THE MANAGEMENT FEE THAT WOULD HAVE BEEN PAID TO GWCM HAD THE NEW ADVISORY AGREEMENT BEEN IN EFFECT FOR FISCAL YEAR ENDED DECEMBER 31, 2015:

Fund	Management Fees Paid[1]	Management Fee Waivers & Reimbursements	Management Fees *(had the New Advisory Agreement been in effect)*	Difference in Management Fee (%) *(had the New Advisory Agreement been in effect)*
Great-West Ariel Mid Cap Value	$1,202,988	$4,243	$1,166,225	-3%
Great-West Bond Index	$2,851,102	$0	$1,532,629	-46%
Great-West Federated Bond	$2,135,321	$0	$1,485,924	-30%
Great-West Goldman Sachs Mid Cap Value	$6,046,050	$0	$4,688,920	-22%
Great-West Government Money Market	$828,565	$469,431	$424,398	-49%
Great-West International Index	$3,144,604	$0	$1,842,648	-41%
Great-West Invesco Small Cap Value	$793,146	$292	$542,719	-32%
Great-West Loomis Sayles Bond	$5,187,983	$0	$4,120,460	-21%
Great-West Loomis Sayles Small Cap Value	$1,746,175	$0	$1,612,258	-8%
Great-West MFS International Growth	$3,022,607	$0	$2,527,756	-16%
Great-West MFS International Value	$5,778,675	$2,726	$5,154,241	-11%
Great-West Multi-Manager Large Cap Growth	$2,445,272	$0	$2,038,342	-17%
Great-West Multi-Manager Small Cap Growth[2]	$139,401	$0	$128,390	-8%
Great-West Putnam Equity Income	$4,901,160	$0	$4,174,492	-15%
Great-West Putnam High Yield Bond	$2,834,346	$0	$2,355,648	-17%
Great-West Real Estate Index	$1,589,164	$0	$1,120,483	-29%
Great-West S&P 500® Index	$8,351,171	$0	$4,486,516	-46%
Great-West S&P Mid Cap 400® Index	$2,190,784	$0	$1,398,602	-36%
Great-West S&P Small Cap 600® Index	$2,749,058	$0	$1,730,415	-37%
Great-West Short Duration Bond	$602,183	$0	$399,483	-34%
Great-West Stock Index	$1,093,895	$0	$684,256	-37%
Great-West T. Rowe Price Equity Income	$4,987,075	$13,028	$4,108,022	-18%
Great-West T. Rowe Price Mid Cap Growth	$7,227,710	$13,200	$6,288,200	-13%
Great-West Templeton Global Bond	$3,926,259	$0	$2,057,381	-48%
Great-West U.S. Government Mortgage Securities	$1,053,014	$0	$692,216	-34%
Total	**$76,827,708**	**$502,920**	**$56,760,624**	**-26%**

[1] For the period from January 1, 2015 until April 30, 2015, GWCM's management fee on each Fund included an additional 0.35% related to shareholder services that was not part of the management fee from May 1, 2015 until December 31, 2015.
[2] Fund commenced operations on September 10, 2015.

125. While the new fee structure apparently approved by the Board implements breakpoints on 15 Funds, the breakpoints are set at asset levels so high that they will have no practical effect on fees:

Fund	Current Fee	New Fee	2015 Avg. Assets Under Management
Great-West Goldman Sachs Mid Cap Value	0.90% of the average daily net assets	0.79% of the average daily net assets on assets up to $1 billion, 0.74% of the average daily net assets on assets over $1 billion, and 0.69% of the average daily net assets on assets over $2 billion	$593,600,000
Great-West International Index	0.35% of the average daily net assets	0.28% of the average daily net assets on assets up to $1 billion, 0.23% of the average daily net assets on assets over $1 billion, and 0.18% of the average daily net assets on assets over $2 billion	$682,500,000
Great-West Invesco Small Cap Value	1.05% of the average daily net assets	0.80% of the average daily net assets on assets up to $1 billion, 0.75% of the average daily net assets on assets over $1 billion, and 0.70% of the average daily net assets of on assets over $2 billion;	$67,900,000
Great-West Loomis Sayles Bond	0.55% of the average daily net assets	0.52% of the average daily net assets on assets up to $1 billion, 0.47% of the average daily net assets on assets over $1 billion, and 0.42% of the average daily net assets on assets over $2 billion	$777,500,000
Great-West MFS International Growth	0.85% of the average daily net assets	0.82% of the average daily net assets on assets up to $1 billion, 0.77% of the average daily net assets on assets over $1 billion, and 0.72% of the average daily net assets on assets over $2 billion	$312,100,000

Fund	Current Fee	New Fee	2015 Avg. Assets Under Management
Great-West Multi-Manager Large Cap Growth	0.65% of the average daily net assets on assets up to $1 billion, 0.60% of the average daily net assets on assets over $1 billion	0.64% of the average daily net assets on assets up to $1 billion, 0.59% of the average daily net assets on assets over $1 billion, and 0.54% of the average daily net assets on assets over $2 billion	$318,500,000
Great-West Multi-Manager Small Cap Growth	0.75% of the average daily net assets	0.83% of the average daily net assets on assets up to $1 billion, 0.78% of the average daily net assets on assets over $1 billion, and 0.73% of the average daily net assets on assets over $2 billion	$50,400,000
Great-West Putnam Equity Income	0.75% of the average daily net assets	0.74% of the average daily net assets on assets up to $1 billion, 0.69% of the average daily net on assets over $1 billion, and 0.64% of the average daily net assets on assets over $2 billion	$534,500,000
Great-West Putnam High Yield Bond	0.75% of the average daily net assets	0.72% of the average daily net assets on assets up to $1 billion, 0.67% of the average daily net assets on assets over $1 billion, and 0.62% of the average daily net assets on assets over $2 billion	$322,700,000
Great-West Real Estate Index	0.35% of the average daily net assets	0.34% of the average daily net assets on assets up to $1 billion, 0.29% of the average daily net assets on assets over $1 billion, and 0.24% of the average daily net assets on assets over $2 billion	$339,600,000

56

Fund	Current Fee	New Fee	2015 Avg. Assets Under Management
Great-West S&P 500® Index	0.25% of the average daily net assets	0.23% of the average daily net assets on assets up to $1 billion, 0.18% of the average daily net assets on assets over $1 billion, and 0.13% of the average daily net assets on assets over $2 billion	$2,297,000,000
Great-West S&P Mid Cap 400® Index	0.25% of the average daily net assets	0.23% of the average daily net assets on assets up to $1 billion, 0.18% of the average daily net assets on assets over $1 billion, and 0.13% of the average daily net assets on assets over $2 billion	$608,100,000
Great-West S&P Small Cap 600® Index	0.25% of the average daily net assets	0.23% of the average daily net assets on assets up to $1 billion, 0.18% of the average daily net assets on assets over $1 billion, and 0.13% of the average daily net assets on assets over $2 billion	$752,400,000
Great-West Stock Index	0.25% of the average daily net assets	0.23% of the average daily net assets on assets up to $1 billion, 0.18% of the average daily net assets on assets over $1 billion, and 0.13% of the average daily net assets on assets over $2 billion	$297,500,000
Great-West Templeton Global Bond	0.95% of the average daily net assets	0.58% of the average daily net assets on assets up to $1 billion, 0.53% of the average daily net assets on assets over $1 billion, and 0.48% of the average daily net assets on assets over $2 billion	$367,400,000

As shown above, while Defendant has proposed implementing breakpoints for 15 Funds, these breakpoints all start at $1 billion. The only Fund above $1 billion in assets is the Great-West S&P 500® Index Fund. The next closest is the Great-West Loomis Sayles Bond Fund, which has less than $800 million in assets. For the vast majority of Funds for which breakpoints will be implemented, then, there will be no impact on fees whatsoever. Defendant's proposal creates the illusion that Defendant is sharing its cost savings with shareholders without actually doing so.

126. Even more egregious, Defendant is actually *increasing* its fees on 6 Funds:

Fund	Current Fee	New Fee	2015 Avg. Assets Under Management
Great-West Ariel Mid Cap Value	0.60% of the average daily net assets	0.67% of the average daily net assets	$174,000,000
Great-West Loomis Sayles Small Cap Value	0.60% of the average daily net assets	0.71% of the average daily net assets	$227,100,000
Great-West MFS International Value	0.65% of the average daily net assets	0.67% of the average daily net assets	$769,300,000
Great-West Multi-Manager Small Cap Growth	0.75% of the average daily net assets	0.83% of the average daily net assets on assets up to $1 billion, 0.78% of the average daily net assets on assets over $1 billion, and 0.73% of the average daily net assets on assets over $2 billion	$50,400,000
Great-West T. Rowe Price Equity Income	0.45% of the average daily net assets	0.47% of the average daily net assets	$874,100,000

Fund	Current Fee	New Fee	2015 Avg. Assets Under Management
Great-West T. Rowe Price Mid Cap Growth	0.65% of the average daily net assets	0.66% of the average daily net assets	$952,700,000

All of these Funds are currently profitable for Defendant; there is no valid reason why their fees should be increased. Even the imposition of a breakpoint schedule for the Great-West Multi-Manager Small Cap Growth Fund cannot justify the fee increase. The first breakpoint level is at $1 billion, and fees will only reduce below the current fee once the Fund has $2 billion in assets. The Fund, however has less than $100 million in assets, and is unlikely to ever reach a breakpoint level. Incredibly, Defendant claims that shareholders of these Funds will actually pay *less* in management fees once the new fees are in place, as shown in paragraph 126 above.

Defendant and its Parent Companies Enjoy Other Fall-Out Benefits From the Funds

127. Defendant and its parent companies enjoy collateral benefits that accrue because Defendants is adviser of the Funds.

128. Most notably, as manager of the asset allocation Funds, Defendant is in a position to—and does—fill the asset allocation Funds with other Funds it manages. Though charging fees for selecting the component funds within these asset allocation Funds, Defendant failed to consider funds outside its own proprietary funds. Given that Defendant uses the investments in the asset allocation Funds to invest in other Great-West Funds, and consequently gains fall-out benefits from boosting those Funds' assets

under management and fees that it generates for itself therefrom, a proper fiduciary would have agreed to a lower fee for managing the asset allocation Funds—if not forgoing a fee entirely, like Defendant's peers do for their asset allocation funds. By selecting its own Funds, Defendant made these component Funds viable or more marketable and created another layer of fees for Defendant. As discussed above, the asset allocation Funds are, in fact, the largest investors in the Funds. Their inclusion in the asset allocation Funds brings millions of dollars of additional investment management fees to Defendant as a result of a wholesale failure of arm's-length bargaining or consideration of non-proprietary funds. The end result is that asset allocation Fund shareholders pay layer after layer of fees to Defendant and its affiliates: first, they pay the advisory fee on each of the underlying core Funds the asset allocation Funds invest in; then, they pay yet another advisory fee to Defendant on top of that for the asset allocation Funds themselves; then, as shown below, they pay an administrative services fee to Defendant's corporate parent, GWL&A, the largest cost component of which is recordkeeping fees, which GWL&A pays to its own affiliate, FASCore Operations.

129. Defendant also enjoys fall-out benefits by hiring its own affiliates as key service providers to the Funds or arranging for those affiliates to provide services, such as Great-West Trust Company LLC, a wholly owned subsidiary of GWL&A, which provides trust services to Empower Retirement plans, and Putnam Investment Management, as described above.

130. Prior to May 1, 2015, Defendant had directly hired its corporate parent,

GWL&A, to provide administrative services for each of the Funds and paid a 35 bps fee,

which in fact was primarily a pass-through of profits to its parent. In 2015, for example,

just ▮▮▮▮▮▮▮ of its 35 bps fee went to costs and expenses:

Summary of Recordkeeping and Administrative Services Costs of GWL&A Under the 2006 GWL&A Agreement; January 1, 2015 – April 30, 2015		
	Cost	
	(in bps)	($ in millions)
Shareholder services		
Head Office Operating – includes marketing, financial management & executive		
FASCore Operations – recordkeeping		
Investment Administration – reconciliation processes		
Corporate Overhead		
Recordkeeping and Administrative Services Costs		

Thus, ▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮ represented pure

profit. When reporting its profitability to the Board, Defendant misleadingly claimed all of

this 35 bps fee was an expense instead of conceding that most of that fee was profit

that it passed on to GWL&A.

131. Furthermore, the single largest component of GWL&A's costs was

recordkeeping. As shown above, it apparently hired still another of its affiliates,

FASCore Operations, to perform this service, apparently at even more profit.

132. Another corporate affiliate of Defendant, Advised Assets Group, LLC ("AAG"), a

wholly-owned subsidiary of GWL&A, provides investment management and advisory

services to the retirement plans that offer Great-West Funds as investment options and

to their participants (*i.e.*, shareholders). AAG receives fees for this advice, which provides another source of profit to GWL&A and steers retirement plan participants and

IRA owners into Great-West Funds, further profiting Defendant and GWL&A.

133. Additionally, GWL&A receives other profits from the Funds by virtue of the

Funds investing in its general account and receiving a 35 bps annual fee from those

investments; from receiving a 35 bps fee from non-Great-West mutual funds that are

included in the asset allocation Funds; and from selling insurance and retirement-

related products to government agencies, private businesses, and individuals who use

Empower Retirement plans.

134. Another fall-out benefit is the profit GWL&A makes by charging shareholders of

the SecureFoundation® Funds to provide a guaranteed lifetime withdrawal benefit

("GLWB"). In exchange for providing the GLWB, GWL&A charges shareholders of the

SecureFoundation® Funds a guarantee benefit fee. Currently, GWL&A charges a

guarantee benefit fee equal to 90 bps of the value of the shareholders' investments in

the SecureFoundation® Fund, and profits from these fees in light of the limited benefit it

provides in return.

The Fees Defendant Charges to the Funds
Are Not Negotiated at Arm's-length

135. Defendant's breach of fiduciary duty is further evidenced by the effort for its

benefit Defendant displayed in the negotiation of the fees Defendant charged the

Funds. The Great-West Funds, Inc. Board of Directors has consistently approved

Defendant's Investment Advisory Agreement, including the investment advisory fee

rates, despite: (i) Defendant's mark-up of as much as 2,600% over the fees paid by

Defendant to the sub-advisers for providing virtually all of services required of

Defendant under the Investment Advisory Agreement; (ii) the minimal services performed and minimal costs assumed by Defendant; (iii) collateral benefits to Defendant, including selecting its own Funds, with their fees, as underlying investments of the asset allocation Funds, therefore also propping up those Funds and making them viable; (iv) the orders of magnitude increase in the Fund's assets under management; and (v) Defendant's failure to share with the Funds the benefits of economies of scale resulting from the increased asset size. The Board rubber-stamped investment management fees to Defendant for the asset allocation Funds even though Defendant charged management fees simply for the "service" of purchasing its own Funds as the underlying investments of the asset allocation Funds. The Board rubber-stamped management fees of all Funds regardless of the performance history of the Fund or of the underlying sub-adviser. The Board also rubber-stamped management fees even though many of the funds with the highest fees approved for Great-West were index funds requiring minimal oversight of the selected sub-adviser and expressly managed without intent to add value by outperforming the given index.

136. Defendant breached its fiduciary duty by charging investment advisory fees to the Funds that are so disproportionately large that they bear no reasonable relationship to the services provided by Defendant and could not have been the product of arm's-length bargaining.

The Board Was Neither Independent Nor Conscientious

137. The Board is set up in a way that inhibits the Directors' ability to meaningfully challenge Defendant's requested advisory fees or otherwise act as the Funds'

"independent watchdogs." Smaller mutual fund boards are easier for the adviser to influence and control than larger boards with more disinterested directors. According to a study by the Investment Company Institute, mutual fund complexes (*i.e.*, mutual fund companies that issue multiple fund classes, like Great-West Funds) have, on average, 8 disinterested directors. Prior to Lynne's resignation in May 2016, the Board had just 3 disinterested directors. The Board only recently has seen fit to replace her, and has had just 2 disinterested directors since Lynne resigned. Conversely, it allowed Defendant to add another interested Director—David Musto, GWL&A's Executive Vice President of Retirement Services—to replace the prior interested Director, Robert Shaw. As McConahey testified in his November 1, 2016 deposition, adding Musto to the Board "was a decision that [Defendant] made. We"—the disinterested Directors—"didn't make it."

138. Although the Board is responsible for replacing directors pending a shareholder vote, the Board did not vote to add David Musto as a director or consider his qualifications to serve as a director, as they do for disinterested directors. Instead, the Board just submitted to Defendant's demand that Musto be appointed to the Board and made President and CEO. GWL&A treats Great-West Funds as if it were a wholly owned subsidiary, and not a separate, independent company. It even announces on its "Great-West Financial" website that Great-West Funds Inc. is one of its "subsidiaries" for which David Musto is now "responsible." Director Lynne herself believed that Great-West Funds Inc. is part of GWL&A:

> **Q.** But Great-West Life & Annuity Insurance Company doesn't own Great-West Funds, Inc., does it?

A. I believe I understood that it was a subsidiary of it.

Q. Is it your understanding that Great-West Life & Annuity Insurance Company owns Great-West Funds, Inc.?

A. I believe that it is.

139. Additionally, the disinterested Directors acted in ways that made it difficult for them to remain truly independent from Defendant. For example, in October 2015, Klapper solicited from Defendant a $5,000 donation to a charity she worked with that was sponsoring a luncheon honoring Lynne. On another occasion, Lynne solicited a separate $5,000 donation from Defendant to benefit a different charity. Lynne testified under oath on October 19, 2016 that she solicited the donation not because it would benefit the Funds or their shareholders, but because she felt it would "enhanc[e] [Defendant's] profile in the community," which would "enhance [its] opportunity for additional business." Lynne could not explain in that deposition how Defendant enhancing its profile within Colorado would benefit Fund shareholders, such as 8 of the 9 Plaintiffs in this case, in any way.

140. Klapper and McConahey did not have any experience in the mutual fund industry prior to joining the Great-West Funds Board. Lynne had previously managed a deferred compensation plan, but that was in the 1980's and she demonstrated her lack of knowledge of mutual funds by confessing at her deposition that she did not what 12b-1 fees are. Despite this, none of them sought to expand their knowledge by attending any of the numerous conferences and seminars offered every year by organizations such as the Investment Company Institute that educate mutual fund directors regarding

their duties and apprise them of developments in the industry. Klapper, for example,

testified that she had been on the Board for 9 years, but had only taken 2 "webinars." As

such, the disinterested Directors lacked a basic understanding of several key concepts

necessary to fulfilling their fiduciary duties to the Funds and their shareholders.

141. One glaring example of this is Lynne's lack of familiarity with 12b-1 fees. 12b-1

fees are annual fees paid by mutual funds to finance marketing and advertising

intended to result in investments by potential investors. Dozens of articles about 12b-1

fees can instantaneously be found with a quick Google search. There is virtually no way

that any skilled, qualified, and experienced director of a mutual fund company could

possibly be unfamiliar with them. Indeed, a chart showing Defendant's own calculation

of adjusted operating margins, which it presented to the Board as part of the process for

approving its fees, shows that shareholders were charged $7.3 million in 12b-1 fees in

2015 alone:

Revenue/Expenses ($Mil)	Post-Marketing
Advisory Fees	76.0
Less: Cust, Audit, Legal, BlueSky	███
Admin Service Fees - 35 bps	
Paid by GWCM (pre-5.1.2015)	16.5
Paid by Funds (post-5.1.2015)	33.6
12b-1	7.3
Total Revenue	███
Portfolio Mgmt	
Operations Expense	
Less: Cust, Audit, Legal, BlueSky	
Admin Services Fees Paid	
Paid by GWCM (pre-5.1.2015)	16.5
Paid by Funds (post-5.1.2015)	33.6
12b-1	7.3
Total Expense	███
GWCM Pre-Tax Operating Margin ($)	███
GWCM Pre-Tax Operating Margin (%)	███

142. Incredibly, Lynne testified under oath on October 19, 2016 that *she has absolutely no idea what 12b-1 fees are.*

143. Another example of how the Directors were ill-suited to properly assess Defendant's compensation is Klapper's confusion about the difference between Defendant's operating expenses and profits that it reinvests into its business operations. Klapper testified in her October 18, 2016 deposition that she believed that if Defendant's asset-based fee stayed constant, and plan assets increased—and therefore Defendant's total revenue increased as well—Defendant would not receive additional profit because Defendant "uses those profits sometimes to invest in the company and other things," and so "the net profits would not necessarily go up." In truth, what Defendant chooses to do with its profits—whether it reinvests them back into its business or passes them up to its corporate parent—does not change the fact that

67

those additional funds were profit, and not an expense. This basic misunderstanding led Klapper to conclude that Defendant was less profitable than it actually was—which in turn affected her ability to evaluate whether the advisory fees Defendant sought were reasonable.

144. Lynne also lacked a basic understanding of the relationship between Great-West Funds, Inc. and Defendant Great-West Capital Management, LLC. She testified that she believed "all of [Great-West Funds' shareholders'] retirement funds are invested in [Defendant]." In fact, no Great-West Funds shareholder has any funds invested in Defendant. Defendant is wholly owned by GWL&A—the same company Defendant selected to provide administrative services to the Funds at a fee well above the going market rate. In other words, Lynne did not even understand that the company she was a Director of was a different entity than Defendant.

145. In addition to lacking the knowledge and experience to be effective, independent, and conscientious, the Board was further hamstrung by Defendant presenting the information the Board needed to assess its profitability in misleading and inconsistent ways.

146. For example, every year Defendant presented to the Board a chart showing its revenues, expenses, and overall profitability. The chart for 2015 is shown below:

Figure 1: Calculation of Adjusted Operating Margins

Revenue/Expenses ($Mil)	Post-Marketing
Advisory Fees	76.0
Less: Cust, Audit, Legal, BlueSky	
Admin Service Fees - 35 bps	
Paid by GWCM (pre-5.1.2015)	16.5
Paid by Funds (post-5.1.2015)	33.6
12b-1	7.3
Total Revenue	
Portfolio Mgmt	
Operations Expense	
Less: Cust, Audit, Legal, BlueSky	
Admin Services Fees Paid	
Paid by GWCM (pre-5.1.2015)	16.5
Paid by Funds (post-5.1.2015)	33.6
12b-1	7.3
Total Expense	
GWCM Pre-Tax Operating Margin ($)	
GWCM Pre-Tax Operating Margin (%)	

The above chart states that Defendant collected $76 million in advisory fees for 2015. Defendant's 2015 financial statements, however, state otherwise, showing Defendant's "Investment advisory and management fee income" was $92.5 million:

Related Party	Year Ended December 31, 2015	Statement of Income Location
Great-West Funds, Inc. ("Great-West Funds")[1].	$ 92,552,964	Investment advisory and management fee income

147. The disinterested Directors testified that they could not resolve this discrepancy. But they found Defendant's profitability was reasonable and approved its requested fees anyway. When asked about the inconsistency, Klapper testified: "I know that these issues are addressed. I know that questions are asked. I know that our independent counsel advises us with regard to this. And [the Board] felt it was

reasonable." She could not, however, explain how those issues were addressed, which questions were asked, what advice the Board's independent counsel gave, or why the Board felt the advisory fee figures were reasonable. McConahey likewise conceded that he could not "fully reconcile" the difference in investment advisory fees Defendant claimed to have received. Lynne did not even recall that there was a discrepancy in the amount of advisory fees Defendant reported receiving. When asked if she had an understanding as to why such a discrepancy existed, she responded simply, "Nope."

148. Defendant also selectively presented its revenue and expense information in a way designed to make its own profitability look smaller than it actually was. In its 2015 revenue and expense chart, Defendant included the Funds' administrative services fees and 12b-1 fees as both revenues and expenses:

Revenue/Expenses ($Mil)	
	Post-Marketing
Advisory Fees	76.0
Less: Cust, Audit, Legal, BlueSky	███
Admin Service Fees - 35 bps	
Paid by GWCM (pre-5.1.2015)	16.5
Paid by Funds (post-5.1.2015)	33.6
12b-1	7.3
Total Revenue	███
Portfolio Mgmt	
Operations Expense	
Less: Cust, Audit, Legal, BlueSky	
Admin Services Fees Paid	
Paid by GWCM (pre-5.1.2015)	16.5
Paid by Funds (post-5.1.2015)	33.6
12b-1	7.3
Total Expense	
GWCM Pre-Tax Operating Margin ($)	███
GWCM Pre-Tax Operating Margin (%)	███

This made it appear that Defendant's total revenues were ███████████, and its

expenses were ████████████. Its net profits, therefore, were shown as ████████—

which, if true, represented a ███████ profitability margin.

149. Defendant used this ██████ profitability ratio while measuring itself against other

publicly traded investment advisers. It presented a chart showing its profit margin and

the profit margins of 22 other "peer firms." Defendant's ██████ profit margin was well

below the median, and near the bottom of its peer group:



150. Defendant was only able to compare so favorably to its peers because it

counted the "Cust, Audit, etc.", administrative services fees, and 12b-1 fees as both

revenues and expenses. This did not affect Defendant's net calculation of ███████████

in profit: the additional revenue was canceled out by the additional expenses of the

exact same amount. However, it allowed Defendant to tell the Board that its profit margin was ████████ out of ████████ in total revenue. Had Defendant simply

not included those figures in either side—as would have been appropriate—its profit

margin would have been much higher:

Revenue / Expenses ($Mil)	
	Post-Marketing
Advisory Fees	76.0
Total Revenue	76.0
Portfolio Mgmt Operations Expense	█
Total Expense	█
GWCM Pre-Tax Operating Margin ($) **GWCM Pre-Tax Operating Margin (%)**	█

In its own internal accounting, Defendant in fact recognizes that its 2015 profit margin is

████

151. Had Defendant not double-counted by including administrative and 12b-1 fees

as both revenues and expenses, its overall profit (in dollars) would have been exactly

the same, but its profit margin (as a percentage) would have increased dramatically,

from ████ to ████. It no longer would have been below the median on the peer

group profit margin chart—it would have been the third-most profitable adviser in its

peer group. Defendant presented its profit margin in a way that misled the Board into

thinking Defendant was less profitable than it actually was, and thus that its high fees

were actually justified. As Lynne testified when asked about Defendant's double-

counting: "I don't feel like I can speak to why things were included and not included.

What I focused on on this chart is a representation about the pretax operating margin both as a dollar amount and as a percentage amount." Klapper and McConahey

likewise testified, on October 18 and November 1, 2016, respectively, that they do not

understand why certain fees appear as both a source of revenue and an expense in

Defendant's annual reporting to the Board on its profitability.

152. Moreover, Defendant only provided a chart showing its own overall profitability

compared to the overall profitability of other investment advisers, not a comparison of its

profit margin on the 63 individual Great-West Funds against mutual funds that had been

selected to be in their peer groups. And it is not clear whether the company-level chart it

provided is a proper comparison. For example, it does not state whether any of the

other advisers listed in the chart retained their own affiliates for recordkeeping and

administrative services; both Klapper and McConahey testified they did not know

whether the other advisers had affiliated administrative service providers. Nor does the

chart explain whether the other advisers are comparable to Defendant in terms of

assets under management. As Lynne testified, "I don't have any knowledge of what the

size of them might be. They certainly are, many of them, highly respected managers,

but I don't know how much they manage." Lynne further testified that she did not know if

the companies on the chart actually were even comparable to Defendant.

The SEC Admonished Defendant For Underreporting Its True Profitability

153. In 2013, the Securities & Exchange Commission conducted an investigation

into Defendant's compliance with several sections of the Investment Company Act,

including the provision relating to its profitability reporting. The SEC's examination revealed that Defendant was underreporting its profitability by treating GWL&A's profit

as separate from its own:

> In the 15(c) materials provided to the board, GWCM indicated that it costs GWLA ▮▮▮▮ basis points to provide these services to the portfolios, resulting in ▮▮▮ basis points profit for GWLA. The profitability analysis shows that 35 basis points, not ▮▮▮ basis points, is deducted from the advisory fee revenue received by GWCM. **This appears to understate GWCM's profitability because the profitability analysis does not reflect the net cost that the administrative services agreement between GWCM and GWLA has on GWCM's profitability**. …
>
> It appears that by paying GWLA ▮▮▮ basis points more than what it costs GWLA to provide the service, **GWCM effectively has shifted its profit to GWLA**. By not reflecting the net cost, **GWCM may have provided the board with misleading materials that significantly understate its profitability, thus impacting the board's analysis of whether the advisory fee is excessive** pursuant to Section 36(b) of the IC Act.

154. The SEC also expressed concerns about whether the Board was fulfilling its

own duties to the Funds and their shareholders:

> Additionally, the staff has **significant concerns** that, although the board did have **sufficient information to question the legitimacy and reasonableness of the expense that GWCM paid GWLA**, it appears that **the board did not make a determination about its legitimacy and reasonableness, its effect on GWCM's profitability, and whether the advisory fee was excessive**. The staff reviewed the board's and independent directors' minutes and found that **they were both very broad and general** when discussing the factors that the board considered when approving the advisory agreement. By failing to consider the effect that the expense sharing arrangement had on GWCM's profitability and the legitimacy and reasonableness of the expense, **it appears that the board may not have satisfied its duties under Sections 15(c) and 36(b) of the IC Act**.

155. Even after Defendant revised the format of how it presented Fund-level

profitability as the SEC directed, the Board continued to focus on Defendant's own profitability rather than the combined profitability of Defendant and GWL&A. Lynne candidly testified that, "I think the reality is, is that [the Board's] focus tended to be on the Great-West Capital Management profitability ratio itself, not [the profitability of Defendant and GWL&A combined]."

156. As discussed above, Defendant presented the Board with a chart showing its overall profitability, and a chart comparing its overall profitability to certain other investment advisers. Those charts did not show Defendant's profitability on a Fund by Fund basis. Defendant presented Fund-level profitability in a separate document and did not compare those profits with other mutual funds ("profitability reports"). However, the information in those profitability reports was extremely small and difficult to read. Klapper testified that when she reviewed the profitability reports prior to Board meetings, she had to view them on an iPad and zoom in on specific figures in order to read them. When presented with a hard copy of the 2015 profitability report, Klapper actually said, "*I can't read this.*" The 2015 profitability report is attached as Exhibit 1.

157. Further, the profitability report shows that Defendant's and GWL&A's combined profit margin on several funds (including the S&P 500® Index Fund) was ███████ The Board approved Defendant's requested fees anyway. Klapper testified in her October 18, 2016 deposition that she did not even consider a profit margin ███████ to be excessive; in fact, the Board "determined that it was reasonable."

158. While Defendant provided the Board with the profitability charts, it did not share with the Board its internal data showing how its revenues and expenses were calculated so that the Board could assess for itself Defendant's profitability as to each

Fund. The Board simply took it on faith that the information in the profitability reports was accurate.

159. The yearly profitability reports are the sole sources of information on Fund-level profitability the Board had available to it. Rather than being easily accessible so that the Board can quickly reference it, the reports are buried in hundreds of pages of materials that the Board receives just 2 weeks before the annual meeting to approve Defendant's fee requests.

160. Additionally, Defendant did not provide the Board with any comparison of its compensation against the sub-advisers. It was only after this lawsuit was filed that Defendant provided a chart showing the spread between what it was paid on the Core Funds and what it paid the sub-advisers to actually manage them:


Net Advisory Fee Spread
Great-West MFS International Growth Fund
Great-West Multi-Manager Small Cap Growth Fund*
Great-West Putnam Equity Income Fund
Great-West Invesco Small Cap Value Fund
Great-West Goldman Sachs Mid Cap Value Fund
Great-West Multi-Manager Large Cap Growth Fund
Great-West Templeton Global Bond Fund
Great-West Loomis Sayles Bond Fund
Great-West Federated Bond Fund
Great-West Putnam High Yield Bond Fund
Great-West MFS International Value Fund**
Great-West T. Rowe Price Equity Income Fund**
Great-West T. Rowe Price Mid Cap Growth Fund**
Great-West Loomis Sayles Small Cap Value Fund**
Great-West Ariel Mid Cap Value Fund**
0%
10%
20%
30%
40%
50%
60%
70%
80%
2011 Lipper Benchmark Spread
Great-West Net Advisory Fee Spread
2010 Strategic Insight Benchmark Average Spread Range for Assets Under $1 Billion

*Inception date for the Great-West Multi-Manager Small Cap Growth Fund was September 10, 2015.
**Direct Expense Fund.

As shown above, 9 of the 15 Funds displayed had higher fee spreads than both the Lipper Benchmark Spread as well as the Strategic Insight Benchmark Average Spread Range. Notably, the chart Defendant provided the Board did *not* show the net advisory fee spread for the Index Funds. As discussed in paragraph 79 above, the spread on the Index Funds was between 92% and 96%. Defendant deliberately omitted this information, which would have shown the egregious difference between what it actually cost to manage the Index Funds and what Defendant kept for itself.

161. Beyond receiving inconsistent, confusing, and incomplete information from Defendant, the Board did not have enough time to properly review all the materials provided to them. The Directors would receive hundreds of pages of documents just 2 weeks before meeting to discuss Defendant's fee request. Given the voluminous materials, there simply was not enough time left over after working at their regular jobs for the Directors to devote the attention needed. Lynne testified in her deposition, for example, that she would spend an average of 13 hours per day at work, and then not review the Great-West Funds materials until she got home. And even then, she would only review them "every other day."

162. And even if the Directors had had enough time to review these materials on their own, they did not spend nearly close to enough time properly discussing and evaluating Defendant's fee requests. The Board had to fully assess the performance and fees for each of 63 separate Funds—including the fees not only for Defendant, but also for the sub-advisers for the Core Funds—some of which had hundreds of million or billions of dollars in assets. Each year, the Board did this evaluation on 63 individual

funds in a single day. Lynne testified that the longest Board meeting she ever attended was just 7 hours. This was simply not enough time to fully evaluate each Fund and make sure the fees Defendant was charging on each of them was reasonable and not excessive.

163. Even if the Board had the skills and time needed to properly evaluate Defendant's profitability—and the inclination to do so—as mandated by the Investment Company Act, and even if Defendant had actually provided the Board with the information it needed to do so, and even if that information were not difficult to understand, the Board still would have rubber-stamped Defendant's advisory fee requests. This can be seen from the Board's numerous failures to act on behalf of the shareholders:

- The Board never asked Defendant to lower its advisory fee for any fund— even after Defendant installed ILIM as the sub-adviser for the Index Funds, which slashed Defendant's own expenses.

- The Board never looked at economies of scale for any specific fund.

- The Board never asked Defendant to implement breakpoints on any fund.

- The Board never voted against any fee requested by Defendant.

164. It was not until after this lawsuit was filed that Defendant finally proposed reducing its fees and implementing breakpoints on certain funds, as industry practice directs. In September 2016, Defendant presented the Board with a proposal that it reduce its advisory fees on 5 funds: the Great-West Goldman Sachs Mid-Value Fund, the Great-West Invesco Small Cap Growth Fund, the Great-West Multi-Manager Small-

Cap Growth Fund, the Great-West Templeton Global Bond Fund, and the Great-West

S&P 500® Index Fund. Defendant ultimately proposed implementing breakpoints on

certain Funds once they reached $1 billion in assets. As discussed above, though,

these breakpoints are simply for show.

165. Defendant's fee reduction proposal was not brought about by any request by

the Board. As Klapper testified in her October 18, 2016 deposition, "We didn't

specifically ask them to provide breakpoints, but we were delighted that they did."

Defendant proposed reducing fees for the first and only time after this lawsuit was filed.

166. The Board was similarly compliant with Defendant and failed to carry out its

duty to the Funds' shareholders in 2015 when Defendant asked it to enter into an

Administrative Services Agreement directly with GWL&A. As Klapper testified under

oath, the Board did not request bids for administrative services from other potential

providers. It did not research rates that other administrative service providers charged to

their own investment adviser affiliates. It did not even ask to review how much of a profit

GWL&A would be earning. Instead, it simply rubber-stamped Defendant's proposal, just

like it did for Defendant's requests for advisory fees.

167. In light of the foregoing, the Board's approval of these fees is irrelevant. Given

all considerations in this case, including that the Board is also the Board for the

underlying Funds, that the Board was not disinterested in setting adviser compensation,

that the Board failed to negotiate breakpoints even where Defendant received the

benefit of breakpoints from its sub-advisers, and that the Board did nothing to ensure

that Defendant's cost savings would be passed along to shareholders, the Board's rubber stamp of the Defendant's fee requests is entitled to absolutely no deference. The facts above show that the Board was not fully informed and did not act independently or conscientiously in approving Defendant's fees.

168. As a direct, proximate, and foreseeable result of Defendant's breach of its fiduciary duty, the Funds and Great-West Funds, Inc. suffered millions of dollars in damages from excessive fees.

169. Plaintiff seeks to recover, on behalf of and for the benefit of Great-West Funds, Inc., the actual damages resulting from Defendant's breach of its fiduciary duty, including the excessive fees paid by the shareholders and the Funds to Defendant, the investment returns that would have accrued to the shareholders and the Funds had those fees remained in the portfolios and available for investment.

Prayer for Relief

Plaintiff prays for relief and judgment on behalf of and for the benefit of the shareholders and the Funds as follows:

- Declare that Defendant has violated Section 36(b), 15 U.S.C. §80a-35(b), through the receipt of excessive investment advisory fees from the Funds;

- Permanently enjoin Defendant from further violations of Section 36(b);

- Award compensatory damages against Defendant, including repayment to the Funds of all excessive and unlawful investment advisory fees paid to Defendant by the Funds from 1 year prior to the commencement of this action through the date of trial, lost investment returns on those amounts, and pre- and post-judgment interest thereon at the rate of return of the respective Funds;

- Rescind the Investment Advisory Agreement between Defendant and the Funds under 15 U.S.C. §80a-46, and order restitution to the Funds of the excessive investment advisory fees paid to Defendant by the Fund from 1 year prior to the commencement of this action through the date of trial, lost investment returns on those amounts, and pre- and post-judgment interest thereon;

- Award Plaintiff reasonable attorneys' fees, expert witness fees, and costs from the fund recovered in this action such other items as may be allowed to the maximum extent permitted by law; and

- Award such other and further relief as the Court may deem just and proper.

Jury Trial Demanded

Plaintiffs demand a trial by jury.

March 14, 2017   Respectfully submitted,

/s/   Jerome J. Schlichter_____
SCHLICHTER, BOGARD & DENTON LLP
Jerome J. Schlichter
Michael A. Wolff
Sean E. Soyars
Stephen M. Hoeplinger
100 South Fourth Street, Suite 1200
St. Louis, Missouri 63102
Telephone: (314) 621-6115
Facsimile: (314) 621-5935
Email: JSchlichter@uselaws.com
MWolff@uselaws.com
SSoyars@uselaws.com

Attorneys for Plaintiffs

CERTIFICATE OF SERVICE

I hereby certify that on March 14, 2017, I caused this document to be electronically filed via the Court's CM/ECF system, which will send notification to all counsel of record.

/s/ Jerome J. Schlichter